TRANSGLOBE ENERGY CORPORATION

ANNUAL INFORMATION FORM

Year Ended December 31, 2006

March 27, 2007

TABLE OF CONTENTS

SCHEDULE "A"	Report on Reserves Data
SCHEDULE "B"	Report of Management and Directors on Reserves Data and Other Information
SCHEDULE "C"	Charter of Audit Committee

CURRENCY AND EXCHANGE RATES

All dollar amounts in this Annual Information Form, unless otherwise indicated, are stated in United States currency. The Company has adopted the U.S. dollar as the functional currency for its consolidated financial statements. The exchange rates for the period average and end of period for the U.S. dollar in terms of Canadian dollars as reported by the Bank of Canada were as follows for each of the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
End of Period	Cdn$1.1654	Cdn$1.1630	Cdn$1.2020
Period Average	Cdn$1.1343	Cdn$1.2114	Cdn$1.3015

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

Bbl	Barrel	Mcf	thousand cubic feet
Bbls	Barrels	MMcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
Mstb	1,000 stock tank barrels	MMbtu	million British Thermal Units
bbls/d	barrels per day	Bcf	billion cubic feet
bopd	barrels of oil per day	Tcf	trillion cubic feet
NGLs	natural gas liquids	GJ	gigajoule
STB	standard tank barrels

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil.
ARTC	Alberta royalty tax credit
BOE or boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
m3	cubic meters
MBOE	1,000 barrels of oil equivalent
Mstboe	1,000 stock tank barrels of oil equivalent
$M	thousands of dollars
$MM	millions of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
psi	pounds per square inch

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

CONVERSIONS

To Convert From	To	Multiply By

Mcf	cubic meters	0.28174
cubic meters	cubic feet	35.494
bbls	cubic meters	0.159
cubic meters	bbls oil	6.293
feet	meters	0.305
meters	feet	3.281
miles	kilometers	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	Mmbtu	0.950

In this document, a boe conversion ratio of 6 Mcf = 1 bbl has been used. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FORWARD LOOKING STATEMENTS

Certain statements contained in this annual information form (the "Annual Information Form") and in certain documents incorporated by reference into this Annual Information Form, constitute forward-looking statements. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Actual operational and financial results may differ materially from TransGlobe's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe's oil and gas fields, changes in the price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity, changes in Canadian, Egyptian, Yemen or American tax, energy or other laws or regulations, changes in significant capital expenditures, delays in production starting up due to an industry shortage of skilled manpower, equipment or materials, and the cost of inflation.

In particular, this Annual Information Form and the documents incorporated by reference herein contain forward-looking statements pertaining to the following:

  the quantity of reserves;
  oil and natural gas production levels;
  capital expenditure programs;
  projections of market prices and costs;
  supply and demand for oil and natural gas;
  expectations regarding the Company's ability to raise capital and to continually add to reserves through exploration, acquisitions and development; and
  treatment under government regulatory and taxation regimes.

The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

  volatility in market prices for oil and natural gas;
  liabilities and risks inherent in oil and natural gas operations;
  uncertainties associated with estimating reserves;
  competition for, among other things, capital, acquisitions of reserves, undeveloped lands, equipment and skilled personnel;
  incorrect assessments of the value of acquisition; and
  geological, technical, drilling and processing problems.

The Company believes that the expectations reflected in those forward looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Annual Information Form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form, as the case may be. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by securities law.

CERTAIN DEFINITIONS

In this Annual Information Form, the following words and phrases have the following meanings, unless the context otherwise requires:

"AMEX" means the American Stock Exchange;

"Arsenal" means Arsenal Energy Inc. and its subsidiaries;

"Block 32 Joint Venture Group" means TG Holdings Yemen Inc. (a wholly-owned subsidiary of TransGlobe Energy Corporation) with a 13.81087% working interest and partners Ansan Wikfs (Hadramaut) Ltd. and DNO ASA holding the balance;

"Block 72 Partnership" means the joint venture group comprised of DNO ASA (34%), TG Holdings Yemen Inc. (33%) and Ansan Wikfs (Hadramaut) Ltd. (33%);

"Block 84 Partnership" means the joint venture group comprised of DNO ASA (34%), TG Holdings Yemen Inc. (33%) and Ansan Wikfs (Hadramaut) Ltd. (33%);

"Block 75 Joint Venture Group" means a joint venture arrangement for Block 75 with a subsidiary of Occidental Petroleum Corporation;

"Block S-1 Joint Venture Group" means a joint venture arrangement for Block S-1 with a subsidiary of Occidental Petroleum Corporation;

"Brent" means the reference price paid in US dollars, for a barrel of light sweet crude oil produced from the Brent field in the UK sector of the North Sea;

"Cdn" means Canadian;

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"CPF" means central production facility;

"DeGolyer" means DeGolyer and MacNaughton Canada Limited, independent petroleum consultants;

"DeGolyer Report" means the report of DeGolyer dated February 16, 2007 evaluating the Yemen crude oil and Canadian crude oil, natural gas liquids and natural gas reserves of the Company as at December 31, 2006;

"Dry Hole" or "Dry Well" or "Non-Productive Well" means a well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well;

"Exploratory Well" means a well drilled either in search of a new, as-yet undiscovered oil or natural gas reservoir or to greatly extend the known limits of a previously discovered reservoir;

"Egypt" means the Arab Republic of Egypt;

"GAAP" means Generally Accepted Accounting Principles;

"Gross" or "gross" means:

(a)

in relation to the Company's interest in production and reserves, its "Company gross reserves", which are the Company's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Company;

(b)	in relation to wells, the total number of wells in which the Company has an interest; and

(c)	in relation to properties, the total area of properties in which the Company has an interest;

"MOM" means Ministry of Oil and Minerals, Republic of Yemen, formerly MOMR, the Ministry of Oil and Mineral Resources;

"NEB" means National Energy Board of Canada;

"Net" or "net" means:

(a)

in relation to the Company's interest in production and reserves, the Company's interest (operating and non-operating) share after deduction of royalties obligations, plus the Company's royalty interest in production or reserves.

(b)	in relation to wells, the number of wells obtained by aggregating the Company's working interest in each of its gross wells; and

(c)	in relation to the Company's interest in a property, the total area in which the Company has an interest multiplied by the working interest owned by the Company;

"NI 51-101" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"NI 51-102" means National Instrument 51-102 Continuous Disclosure Obligations;

"OXY" means Occidental Petroleum Corporation and its subsidiaries;

"PSA" means Production Sharing Agreement;

"QEL" means Quadra Egypt Limited, a subsidiary of Arsenal Resources Inc., a corporation headquartered in Calgary, Alberta;

"Rampex" means Rampex Petroleum International, a corporation headquartered in Cairo, Egypt;

"TransGlobe" or the "Company" means TransGlobe Energy Corporation, a corporation organized and registered under the laws of Alberta, Canada and its subsidiary companies;

"TransGlobe Egypt" means TransGlobe Petroleum Egypt Inc., a wholly-owned subsidiary of TransGlobe;

"TG Holdings" means TG Holdings Yemen Inc., a wholly-owned subsidiary of TransGlobe;

 "TSX" means the Toronto Stock Exchange;

"U.S." means United States;

"Vintage" means Vintage Petroleum, Inc. and its subsidiaries; now a subsidiary of Occidental Petroleum Corporation and

"YOC" means Yemen Oil Company.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

TRANSGLOBE ENERGY CORPORATION

General

TransGlobe Energy Corporation ("TransGlobe" or the "Company") was incorporated on August 6, 1968 and was organized under variations of the name "Dusty Mac" as a mineral exploration and extraction venture under The Company Act (British Columbia). In 1992, the Company entered into the oil and gas exploration and development field in the United States and later in the Republic of Yemen and Canada, ceasing operations as a mining company. The U.S. oil and gas properties were sold in 2000 to fund opportunities in Yemen. The Company changed its name to TransGlobe Energy Corporation on April 2, 1996 and on June 9, 2004, the Company continued from the Province of British Columbia to the Province of Alberta.

TransGlobe, through its wholly-owned subsidiaries, is primarily engaged in the exploration for, and the development and production of, oil and gas in Canada, in the Arab Republic of Egypt and in the Republic of Yemen.

The Company has been listed on the TSX under the symbol TGL since November 7, 1997 and on the AMEX under the symbol TGA since November 2003.

The Company's principal office is located at 2500, 605 – 5th Avenue S.W., Calgary, Alberta, T2P 3H5. The Company's registered office is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Intercorporate Relationships

The following table sets out the name and jurisdiction of incorporation of the Company's subsidiaries and the Company's ownership interest therein:

Name of Subsidiary	Jurisdiction of Incorporation	Ownership
TransGlobe Oil & Gas Corporation	Washington State, United States	100%
TransGlobe Petroleum International Inc.	Turks & Caicos Islands, B.W.I.	100%
TG Holdings Yemen Inc.(1)	Turks & Caicos Islands, B.W.I.	100%
TransGlobe Petroleum Egypt Inc.(1)	Turks & Caicos Islands, B.W.I.	100%

Note:

(1)	TransGlobe is the indirect holder of TG Holdings Yemen Inc. and TransGlobe Petroleum Egypt Inc., which are 100% owned directly by TransGlobe Petroleum International Inc.

TG Holdings Yemen Inc. owns TransGlobe's interests in the Republic of Yemen in Block 32, Block 72, Block 75, Block 84 and Block S-1. TransGlobe Petroleum Egypt Inc. owns TransGlobe's interest in the Nuqra Area Block 1, Arab Republic of Egypt.

Unless the context otherwise requires, reference in this Annual Information Form to the "Company" includes the Company and its direct and indirect wholly-owned subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

TransGlobe is an independent, Canadian-based, international upstream oil and gas company whose main business activities include exploration, development and production of crude oil, natural gas liquids and natural gas. The Company has exploration and production operations in Canada and in the Republic of Yemen and an exploration project in the Arab Republic of Egypt.

During the past three years, TransGlobe has developed its business interests through a combination of exploration and development and to a lesser extent, acquisitions and dispositions, primarily focusing on five production sharing agreements ("PSAs") in Yemen (a 13.81087% working interest in Block 32, a 25% working interest in Block S-1, a 33% working interest in Block 72, a 33% working interest in Block 84 and a 25% working interest in Block 75), in central Alberta, Canada and a concession agreement ("Concession Agreement") in the Arab Republic of Egypt (a 50% working interest in Nuqra Block 1).

In 2004, the primary exploration and production focus was on Blocks S-1 and 32 in Yemen and central Alberta in Canada. On Block S-1, the An Nagyah light oil development resulted in eight new producing oil wells due to an active development and appraisal drilling program. The Company also participated in one appraisal oil well (Harmel #2) and one exploration dry hole at Al Hareth on Block S-1. On Block 32, the Company participated in the acquisition of 3-D seismic and the drilling of three producing oil wells in the Tasour field. In western Canada, the Company drilled 15 wells, resulting in 10 gas wells, two oil wells and three dry wells.

In addition to the 2004 exploration and production activities, the Company participated in the Yemen International Bid Round for Exploration and Production of Hydrocarbons with the successful award of Block 72. The Block 72 PSA was ratified by the Yemen Parliament on June 18, 2005 and became law following the Presidential decree on July 12, 2005.

In July 2004, the Company announced the addition of an exploration concession in the Arab Republic of Egypt, representing a new country of operation for TransGlobe. The Company entered into a farm-out agreement to incur $6.0 million of expenditures in the Period One and Period Two work programs over the next five years to earn a 50% working interest in the Nuqra Block 1, located in the Upper Nile region of Egypt. TransGlobe is the operator of the Nuqra Block.

In November 2004, TransGlobe Petroleum International Inc. obtained a credit facility of up to an aggregate amount of $7.0 million that are guaranteed by each of TransGlobe, TG Holdings Yemen Inc. and TransGlobe Petroleum Egypt Inc. The Company also completed a public offering on November 24, 2004 for 2,530,000 common shares at a price of Cdn$4.35 per share for gross proceeds of approximately Cdn$11,000,000. The underwriters exercised their over-allotment option in connection with the financing on December 7, 2004 resulting in additional gross proceeds of approximately Cdn$1,650,825.

In 2005, the primary exploration and production focus was on Blocks S-1, 32 and 72 in Yemen; Nuqra Block #1 in Egypt and central Alberta in Canada. On Block S-1, the Company participated in reprocessing the An Naeem 3-D seismic, the development of the An Nagyah light oil pool and the drilling eight wells (5 An Nagyah oil wells and 3 exploration dry holes). The pipeline connecting the An Nagyah field with the Jannah Hunt operated Halewah production facility and export pipeline was completed in July 2005. The pipeline has an ultimate capacity of 80,000 barrels of oil per day so that future discoveries can be placed on stream quickly. The central production facility was expanded to 10,000 Bopd, with an additional expansion to 15,000 Bopd scheduled for mid 2006. On Block 32, the Company participated in the acquisition of 2-D seismic, the drilling of seven wells (2 oil producers, 2 water injection wells, 1 cased potential oil well and 2 dry holes) and upgrades to the Tasour CPF. On Block 72, the Company participated in the acquisition of 255 km of 2-D seismic. In Egypt, on Nuqra Block 1, the Company conducted geological field studies, reprocessed 3,190 km of existing 2-D seismic data and prepared a new 800 km 2-D seismic acquisition program for 2006. In western Canada, the Company drilled 31 wells, resulting in 21 gas wells, 7 oil wells and 3 dry wells.

In 2006, the primary exploration and production focus was on Blocks S-1, 32, 72, 84 and 75 in Yemen; Nuqra Block #1 in Egypt and central Alberta in Canada. On Block S-1, the Company participated in the drilling seven wells resulting in two new discoveries (oil at Osaylan #2 and gas/condensate at Wadi Bayhan #2), one exploration dry hole (Al Qurain), two Lam A oil producers at An Nagyah (#20 and #21), and two Lam B wells at An Nagyah (#22 is a suspended well and #23 is a water injector). In addition, work continued on the central production facility expansion, which is expected to be operational by mid 2007. On Block 32, the Company participated in the acquisition of 275 km of 3-D seismic over the Godah discovery and the eastern portion of the Block, the drilling of eight wells resulting in two new discoveries (Godah #1 and Tasour #23 deep), 3 appraisal wells at Godah (two oil wells and one water injector), 3 wells at Tasour (two oil wells and one injector), upgrades to the Tasour CPF and construction/start-up of the Godah production facility. On Block 72, the Company participated in the processing and mapping of the 255 km of 2-D seismic (2005) and selected drilling locations for the first explorations well (Nasim #1) which commenced drilling in January 2007. The Company also successfully bid on Block 84 at the Third International bid round in Yemen and acquired a 33 % working interest in the Block, subject to final approval and ratification of the PSA which is expected in late 2007. In addition the Company also acquired a 25% working interest in Block 75 (announced in January 2007), subject to final approval and ratification of the PSA, which is expected in 2007. In Egypt, on Nuqra Block 1, the Company acquired 834 km of 2-D seismic data, selected three exploration wells (two firm and one contingent) and prepared for the 3 well drilling program, which commenced in February of 2007. In western Canada, the Company drilled 26 wells, resulting in 19 gas wells, five oil wells and two dry wells.

Anticipated Changes in the Business

As at the date hereof, the Company does not anticipate any material change in its business during the balance of the 2007 financial year.

Significant Acquisitions and Significant Dispositions

The Company did not complete any significant dispositions or significant acquisitions for which disclosure is required under Part 8 of NI 51-102 within or since the completion of the most recently completed financial year.

DESCRIPTION OF THE BUSINESS AND PRINCIPAL PROPERTIES

TransGlobe is engaged in the exploration for, and the development and production of, crude oil and natural gas primarily in the Republic of Yemen, the Arab Republic of Egypt and in central Alberta, Canada. The Company also reviews potential acquisitions and new international exploration blocks to supplement its exploration and development activities.

TransGlobe's major operations and principal activities are in the oil and gas exploration and production business. The Company has operated in the Republic of Yemen, Canada and Egypt during the past nine, seven and three years, respectively. In the Republic of Yemen, the Company has interests in five PSA’s: Block 32, Block 72, Block 75, Block 84 and Block S-1. In the Arab Republic of Egypt, the Company has an interest in one Concession Agreement, Nuqra Block 1. In Canada, all of the Company's interests are located in the Province of Alberta, primarily in central Alberta.

INTERNATIONAL ACTIVITY

TransGlobe's first International property was acquired in the Republic of Yemen ("Yemen") in January 1997, through a farmout and joint venture agreement on Block 32. During the past 10 years, TransGlobe has consistently grown its international portfolio in the Middle East North African region ("MENA") to an impressive 6.8 million acres (3.1 million net acres) in Yemen and the Arab Republic of Egypt ("Egypt").

Through TransGlobe's wholly owned subsidiaries, TG Holdings Yemen Inc. and TransGlobe Petroleum Egypt Inc., the Company has interests in six production sharing agreements (five in Yemen and one in Egypt).

With the expanded number of exploration and development blocks in Yemen, the blocks have been grouped into East and West Yemen.

In Eastern Yemen, the Company has interests in three Blocks located in the prolific Masila Basin which are operated by DNO ASA (an independent Norwegian oil company). The Masila basin was originally discovered and developed by Nexen (formerly Canadian Occidental) and has ultimate reserves in excess of 1 billion barrels of oil, discovered to date. Current producers in the Masila basin are Nexen, Total, DNO, Dove and Calvalley.

In Western Yemen, the Company has interests in two Blocks located in the prolific Marib Basin, which are operated by Occidental Petroleum ("OXY"). The Marib basin was originally discovered and developed by Hunt Oil and has ultimate reserves in excess of 900 million barrels of oil and 16 trillion cubic feet of natural gas discovered to date. Current producers in the Marib basin are Safer, Hunt, OXY and OMV.

The following table summarizes the Company’s current international land holdings:

International (Yemen and Egypt)
Summary of Production Sharing Agreements ("PSA")

	Country
	Yemen (East)			Yemen (West)		Egypt
Block	32	72	84	S-1	75	Nuqra #1

Basin	Masila	Masila	Masila	Marib	Marib	Nuqra

Year acquired	1997	2004/2005	2006/2007*	1998	2007*	2004

Status	Development	Exploration	Exploration	Development	Exploration	Exploration

Operator	DNO	DNO	DNO	OXY	OXY	TransGlobe

TransGlobe WI (%)	13.81087%	33%	33%	25%	25%	50%**

Block Area (Km2 )	519	1,822	731	1,152	1,050	22,500

Block Area (acres)	146,070	450,234	183,000	284,700	262,500	5,500,000

Expiry date	Nov. 2020	Jan. 2008	N/A*	Oct. 2023	N/A*	July 2009

Extensions:
Exploration	N/A	2nd Phase	1st Phase	N/A	1st Phase	2nd Extension
		36 months	42 months		36 months	36 months
			2nd Phase		2nd Phase 36
			30 months		months

Development	5 yr	20 yr + 5 yr	20 yr + 5 yr	5 yr	20 yr + 5 yr	20 yr + 5 yr

*	PSA’s awaiting final government approval and ratification. First exploration term commences on the ratification date.
**	TransGlobe pays 60% of costs to first oil production. TransGlobe recovers carried costs from partner’s share of production.

YEMEN EAST- Masila Basin

BLOCK 32, REPUBLIC OF YEMEN

Highlights

  Two new pools discovered (Godah #1 and Tasour #23ST).
  Successful appraisal drilling (Tasour #21, #22ST, Godah #2, #3 and #4).
  Godah field on production Q4.
  Acquired 275 km2 of 3-D Seismic (Godah/East and Tasour NW).

2006 Activities and Results

During 2006, the Block 32 joint venture group drilled eight wells (two exploration, three appraisal and three development) resulting in: two new discoveries at Godah #1 and Tasour #23ST; preliminary appraisal of the Godah field (Godah #2, #3 and #4) and increased reserves and production performance at Tasour (#21, #22 and #24).

The Qishn sandstone Godah pool was discovered in February 2006. Subsequently, the focus in 2006 was the appraisal and development of the Godah pool. After Godah #1 three appraisal wells were drilled resulting in two oil producers (Godah #2 and #3) and one water injection well (Godah #4). This defined the gas/oil and oil/water contacts of the Godah pool which facilitates reserve definition.

A new 275 km2 3-D seismic program was acquired over the Godah field, the eastern portion of Block 32 and the area northwest of Tasour. The new 3-D seismic will be utilized to select the planned 2007 appraisal and development drilling locations on the Godah structure.

The Tasour #23ST exploration well was drilled to a total depth of 3,139 meters and suspended as a potential upper Naifa oil well. Approximately 200 barrels of 27 API oil and 457 barrels of drilling fluids were recovered from a 10.5 meter perforated interval in the upper Naifa carbonate. The production test was terminated early due to mechanical issues. Well stimulation and horizontal drilling have led to the successful exploitation of the upper Naifa carbonates on other adjacent blocks in Yemen. Therefore the initial result on Tasour #23ST is very encouraging. To evaluate the new discovery the Operator is preparing to stimulate the zone with acid, and place the well on a long-term production test. It is expected that the production test will commence during the second quarter of 2007, with oil trucked to the Tasour facility for treatment and export. With successful development wells at Tasour #21 and #22ST, the mature Tasour field has continued to exceed our expectations for both production and reserves. However, Tasour is a mature field and we expect the field production to decline.

2006 Drilling Results

			Initial Production Test
Well	Well Type	Status	(Bopd – gross)	Formation
Tasour #21	Development	Oil producer	785	Qishn S-1A
Tasour #22ST	Development	Oil producer	6,440	Qishn S-1A
Tasour #23ST	Exploration	Shut in Oil	200 bbls	Naifa
Tasour #24	Development	Water Injector	-	Qishn S-1A
Godah #1	Exploration	Shut in Oil	1,839	Qishn S-1A
Godah #2	Appraisal	Oil producer	1,160	Qishn S-1A
Godah #3	Appraisal	Oil producer	1,511	Qishn S-1A
Godah #4	Appraisal	Cased, Water Injector	-	Qishn S-1A

Production

Block 32 production averaged 10,345 Bopd (1,429 Bopd to TransGlobe) during 2006, which exceeded our original 2006 guidance of approximately 8,000 Bopd (1,100 Bopd to TransGlobe) by 29%. The successful development drilling program (Tasour #21 and #22ST) and continued excellent reservoir performance were the primary reasons for the 2006 production results. The Tasour field accounted for 97% of the 2006 average production from Block 32. Facility expansion at the Tasour Central Production Facility ("CPF") was ongoing and finalized in early 2007 increasing capacity from 120,000 to 200,000 barrels of fluid per day.

A new, initial production facility was constructed at Godah during 2006. Godah #2 and #3 were placed on production (October 27 and November 5, respectively). Godah contributed an average 1,219 Bopd (168 Bopd to TransGlobe) during the fourth quarter of 2006, or 307 Bopd (42 Bopd to TransGlobe) on an annualized basis. Together, the Godah #2 and #3 wells produced approximately 1,500 barrels of oil per day (207 Bopd to TransGlobe) in January/February 2007.

The initial Godah production facility is pipeline connected to the Block 32 oil sales export line which passes through the Godah Field. Produced water was initially trucked to the Tasour CPF for treatment and disposal. A 23 km pipeline connecting the Godah production facility to the Tasour CPF was completed in December 2006. The new pipeline became operational in January 2007 and Godah production is now processed at the Tasour CPF. Trucking of produced water has been discontinued. It is expected that the Godah field will be fully developed over the next two years.

2006 Production by Quarter (Bopd)

	Q-1	Q-2	Q-3	Q-4
Gross field production rate	9,427	8,522	10,673	12,718
TransGlobe working interest	1,302	1,177	1,474	1,756
TransGlobe net (after royalties and other)	982	675	766	973
TransGlobe net (after royalties, other and tax)	874	508	532	708

Under the terms of the Block 32 PSA, royalties and taxes are paid out of the government’s share of production sharing oil.

TASOUR FIELD

2007 Outlook

The Block 32 joint venture group has approved an aggressive capital budget for 2007, which includes appraisal/ development drilling at Godah (four to six wells), extended production testing at Tasour #23ST, new exploration drilling (two wells) and production facilities expansion for processing the increasing Godah production.

The Godah field could extend a significant distance to the east as indicated on the map below. The extension is dependant upon sand deposition. The next well, Godah #5, is planned to begin testing the eastern extension of the Godah pool. Godah #5 is located approximately two kilometers east of the Godah #2 oil well. If successful, it is expected that an additional appraisal well approximately one kilometer east of Godah #5 will be drilled, and the step-out process repeated until the eastern limit of the field has been defined. There are three to four development locations currently defined in the Godah pool. Each successful appraisal/step-out well (e.g. Godah #5) will set up two to three follow-up development locations. The approved 2007 budget has four to six wells allocated to the Godah appraisal/development program. It is anticipated that the Godah #5 appraisal well will commence drilling by late March/early April 2007.

GODAH FIELD

BLOCK 72, REPUBLIC OF YEMEN

Highlights

  Processed and mapped 255 km of new 2-D seismic (acquired December 2005).
  Drilled the first exploration well, Nasim #1 in Q-1 2007 (D&A).

2006 Activities and Results

The 255 km new 2-D seismic and approximately 500 km of reprocessed, older 2-D seismic was interpreted and mapped resulting in several prospects and leads on the north-western side of the Block.

2007 Outlook

The first exploration well, Nasim #1, was drilled to a depth of 2,305 meters and subsequently plugged and abandoned in the first quarter of 2007. The Nasim #1 well tested Qishn and Naifa prospects defined by 2-D seismic. Nasim #1 was the first of a two-well commitment in the first exploration period on Block 72. A 250 km2 3-D seismic program is planned for the fourth quarter of 2007 to reduce exploration risk on future exploration wells. A second commitment well is scheduled to commence during the fourth quarter of 2007 or early 2008.

BLOCK 84, REPUBLIC OF YEMEN

Highlights

  Awarded Block 84 in the Third International Bid Round.

2006 Activities and Results

During the fourth quarter of 2006, the Ministry of Oil and Minerals ("MOM") selected the joint venture group comprised of DNO ASA (operator at 34%), TG Holdings Yemen Inc. (33%) and Ansan Wikfs (Hadramaut) Limited (33%) as the successful bidder for Block 84 in the Third International Bid Round for Exploration and Production of Hydrocarbons. TG Holdings Yemen Inc is a wholly owned subsidiary of TransGlobe Energy Corporation. The award is subject to government approval and ratification of a PSA.

Block 84 encompasses 731 km2 (approximately 183,000 acres) and is located in the Masila Basin adjacent to the Canadian Nexen Masila Block where more than one billion barrels of oil have been discovered. The Block 84 joint venture group plans to carry out a 3-D seismic acquisition program and the drilling of four exploration wells during the first exploration period of 42 months.

2007 Outlook

A 300 km2 3-D seismic program is planned for late 2007/early 2008 with exploration drilling to commence in late 2008. The timing of the 3-D seismic acquisition program is contingent upon receiving final approval and ratification of the Block 84 PSA.

YEMEN WEST- Marib Basin

BLOCK S-1, REPUBLIC OF YEMEN

Highlights

  New operator, January 2006 (Occidental acquired Vintage).
  Two new discoveries (Osaylan and Wadi Bayhan).
  Horizontal development drilling at An Nagyah.
  Increased reserves at An Nagyah due to drilling and performance.
  New reserves at Osaylan and a portion of An Naeem.

2006 Activities and Results

During 2006, the Block S-1 joint venture group drilled 7 wells (3 exploration, 2 appraisal and 2 development) resulting in: two new discoveries (Osaylan #2 and Wadi Bayhan #2), two oil wells (An Nagyah #19 and #20), one water injection well (An Nagyah #22), one suspended well (An Nagyah #21) and one dry hole (Al Qurain). A 610 square kilometer 3-D seismic program was designed and approved by the joint venture group in early 2006. Field work was scheduled to commence in the third quarter with planned completion date of mid 2007. The program was subsequently suspended and the seismic contractor was released due to a local labor dispute. The seismic acquisition is now planned to recommence in association with a 3-D seismic acquisition program on Block 75.

2006 Drilling Results

			Initial Production Test
Well	Well Type	Status	(Bopd – gross)	Formation
An Nagyah #19	Hz Development	Oil producer	3,226	Lam A
An Nagyah #20	Hz Development	Oil producer	2,992	Lam A
An Nagyah #21	Hz Appraisal	Suspended	-	Lam B
An Nagyah #22	Hz Appraisal	Water Injector	-	Lam B
Wadi Bayhan #2	Exploration	Shut in Gaswell	3.5 Mmcfd	Lam A
Osaylan #2	Exploration	Oil producer	1,307	Alif/Lam A
Al Qurain #1	Exploration	D & A	-	Alif/Lam

AN NAGYAH FIELD

Production

Production from Block S-1 averaged 10,369 Bopd (2,592 Bopd to TransGlobe) during 2006, representing the first full year of production with the 10 inch sales pipeline operational. Production was increased to approximately 12,000 Bopd in the second quarter with the addition of new producers (An Nagyah #19 and #20) and facility modifications. In mid 2006 the An Nagyah field production was choked back to the 10,000 Bopd level in response to an increase in water production in several horizontal wells located in the western portion of the field. This increase in water production has been attributed in part to localized pressure draw-down in the western portion of the field. The choked back wells have responded favorably, with water cut stabilizing. To improve production rates and field recoveries the joint venture group has approved a project to utilize natural gas from the An Naeem pool to maintain reservoir pressure and enhance recovery in the An Nagyah pool. The proposed project (subject to Ministry approval), includes the extraction of stabilized condensate from both the An Naeem gas and the An Nagyah solution gas currently being injected. It is expected that condensate extracted from the injection gas will be mixed with oil production for export and sale in late 2007/early 2008.

OSAYLAN FIELD

The Osaylan #2 well was placed on production on January 23, 2007 at an initial rate of 750 to 800 Bopd utilizing a newly constructed well test facility. Production from the Osaylan #2 well is trucked to the Halewah truck terminal, which was constructed for early production from the An Nagyah field.

The operator is evaluating a cycling scheme to produce additional condensate from the An Naeem pool in conjunction with the neighboring Block 20. If the cycling project is recommended and approved, it is expected that production could commence in late 2009.

2006 Production by Quarter (Bopd)

	Q-1	Q-2	Q-3	Q-4
Gross field production rate	11,000	10,636	10,048	9,806
TransGlobe working interest	2,750	2,659	2,512	2,452
TransGlobe net (after royalties and other)	1,631	1,467	1,735	1,634
TransGlobe net (after royalties, other and tax)	1,423	1,266	1,546	1,428

Under the terms of the Block S-1 PSA, royalties and taxes are paid out of the government's share of production sharing oil.

2007 Outlook

The Block S-1 joint venture group has approved a capital budget for 2007 which includes horizontal development wells (Lam A and Lam B) at An Nagyah, appraisal drilling (Osaylan and Wadi Bayhan), exploration drilling, 3-D seismic acquisition, facility expansions at An Nagyah and a project to connect An Naeem gas to An Nagyah for pressure maintenance and condensate production.

The An Nagyah #23 well commenced drilling on December 25, 2006 and was drilled to a total depth of 2,327 meters. An Nagyah #23 was completed as a Lam B producing oil well in January 2007, after flowing at a stabilized rate of 651 barrels of light (43 degree API) oil per day and 337 thousand cubic feet of gas per day at a flowing pressure of 220 psi on a 30/64 inch choke. The well was completed in a 916 meter horizontal section in the Lam B sandstone reservoir. The well is on production through a pipeline connected to the An Nagyah facilities.

Subsequent to An Nagyah #23, Osaylan #1, which encountered oil shows in the Lam formation (October 25, 2002 Press Release), was re-entered and tested. The test was suspended early due to low inflow rates of 42 API oil and drilling/completion fluid. The low inflow rates were attributed to formation damage associated with the drilling of Osaylan #1 in 2002. The operator is evaluating stimulation/testing options which would be conducted using a work-over rig, during the second or third quarter of 2007.

In March 2007 a Lam A horizontal development well was drilling at An Nagyah #24.

BLOCK 75, REPUBLIC OF YEMEN

2007 Outlook

Subsequent to year end, TG Holdings Yemen Inc., a wholly owned subsidiary of TransGlobe Energy Corporation, agreed to participate at a 25% working interest with OXY in Block 75. OXY is the operator of Block 75 with a 75% working interest. Block 75 was awarded to OXY in the Second International Bid Round for Exploration and Production of Hydrocarbons. The PSA was initialled on January 28, 2007 and is now in the process of final government approval and ratification by parliament.

Block 75 encompasses 1,050 km2 (approximately 262,500 acres) and is located in the Marib Basin adjacent to Block S-1 where OXY and TransGlobe are engaged in exploration and production operations. The Block 75 joint venture group plans to carry out a 3-D seismic acquisition program and the drilling of one exploration well during the First Exploration Period of 36 months.

A 3-D seismic acquisition program is planned for late 2007 (in conjunction with a 3-D seismic program on Block S-1) with drilling to commence in 2008. The timing of the 3-D seismic acquisition program is contingent upon receiving final approval and ratification of the Block 75 PSA.

ARAB REPUBLIC OF EGYPT

NUQRA BLOCK 1

Highlights

  Acquired 834 km of new 2-D seismic.
  Processed, interpreted and mapped prospects.
  Entered first three-year extension to the exploration period, July 18 2006.
  Selected and approved three well exploration program (two firm, one contingent).
  Designed drilling programs, ordered long lead items (casing, wellheads).
  Established Aswan office and constructed logistics/operations base in Upper Egypt.
  Fulfilled the $6.0 million farm-in commitment, Q3-2006.

2006 Activities

The Company moved the Nuqra project ahead to the drilling stage during 2006 by completing seismic, identifying locations and carrying out extensive drilling preparation work. A three well exploration program consisting of two firm wells (Set #1 and Narmer #1) and one contingent well (West Narmer #1) was approved by the joint venture partners and the Government.

The Company acquired 834 km of new 2-D seismic during the first quarter of 2006 to infill and supplement the 3,400 kilometers of reprocessed older 2-D seismic data. The seismic data was processed, interpreted and mapped during the second quarter resulting in a number of prospects and leads, primarily in the Nuqra sub basin of the Block.

The Company elected to proceed with the first three-year extension to the exploration period, effective July 18, 2006. The extension requires a mandatory relinquishment of 25% of the Block and completion of a two well drilling program, with a minimum expenditure of $4.0 million over a period of three years. The area relinquished was considered non-prospective by the Company. The total area of the Nuqra Block 1 concession is approximately 5.5 million acres following the relinquishment. TransGlobe fulfilled the original $6 million farm-in commitment in 2006 and will pay 60% of future program expenditures until first production.

An operations team was assembled in Cairo in early 2006 to prepare for the upcoming drilling program. A regional office in Aswan was opened mid year and a logistics/operations base on the Block was constructed in the third quarter of 2006. The required services and contracts were finalized and approved and the long lead items such as casing and wellheads were imported and transported to the logistics base.

2007 Outlook

In early February the ECDC rig #2 was trucked approximately 1,100 kilometers from the Nile delta to the Set #1 location in Upper Egypt. Drilling commenced February 18, 2007 on the first exploration well Set #1, targeting a 30 million barrel gross unrisked prospect. The Set #1 well was drilled to a total depth of 1,372 meters and was plugged and abandoned after failing to encounter any hydrocarbons. Set #1 was the first exploration well drilled in Upper Egypt, since 1995.

Following Set #1 the drilling rig was moved during March 2007 to the second exploration commitment well at Narmer #1, located approximately 30 kilometers east of Set #1. The Narmer #1 well is targeting an unrisked gross 10 million barrel Jurassic prospect at approximately 2,400 meters. Contingent upon the results of Narmer #1, a third well at West Narmer #1 is planned.

The two well, exploration program will fulfill the work commitments of the first three-year exploration extension period approved July 18, 2006. Upon expiry of the first three-year extension on July 17, 2009 there is an option to proceed with a second three-year extension and work program. The second exploration extension requires a mandatory relinquishment of 25% of the original Block and completion of a two-well drilling program. Exploitation of any discovered commercial fields will continue under a development lease for a further 20 years.

SUMMARY OF INTERNATIONAL PSA TERMS

All of the Company’s international Blocks are production sharing contracts between the host government and the Contractor (Joint venture partners). The government and the Contractors take their share of production based on the terms and conditions of the respective contracts. The Contractors’ share of all taxes and royalties are paid out of the Governments’ share of production.

The PSA’s provide for the Government to receive a percentage gross royalty on the gross production. The remaining oil production, after deducting the gross royalty, is split between cost sharing oil and production sharing oil. Cost sharing oil is up to a maximum percentage as defined in the specific PSA. Cost Oil is assigned to recover approved operating and capital costs spent on the specific project. Each PSA is ring fenced for cost recovery and production sharing purposes. The remaining production sharing oil (total production, less gross royalty, less cost oil) is shared between the Government and the Contractor as defined in the specific PSA’s.

The following table summarizes the Company’s international PSA terms for the first 25,000 Bopd for each Block. All the PSA’s have different terms for production levels above 25,000 Bopd, which are unique to each PSA. The Government’s share of production increases and the Contractor’s share of production decreases as the production volumes go to the next production tranche (25,000 to 50,000 Bopd; 50,000 Bopd to 100,000 Bopd; 100,000 +Bopd).

PSA Terms – Yemen and Egypt (Oil Production: 0 to 25,000 Bopd)

	Country
	Yemen (East)			Yemen (West)		Egypt
Block	32* (original)	72	84	S-1	75	Nuqra #1

First Production	0-25,000	0-25,000 Bopd	0-25,000 Bopd	0-12,500 Bopd/	0-25,000 Bopd	0-25,000 Bopd
Tranche	Bopd			(12,500-25,000)**

Gross Royalty %	3%/(10%)	3%	6.50%	3%/(4%)	3%	10%

Max. Cost Oil %	60%/(25%)	50%	35%	50%	50%	40%

Depreciation per
Quarter
Operating	100%	100%	100%	100%	100%	100%
Capital	12.5%	12.5%	8.333%	12.5%	12.5%	6.25%

Production
Sharing Oil:
Contractor	33.25%/(23%)	32.40%	23.98%	28.875%/(24.75%)	34.20%	30.00%
MOM	65%/(77%)	64.00%	71.00%	65%/(70%)	64.00%	70.00%
Yemen Oil Co.	1.75%/(0%)	3.60%	5.08%	6.125%/(5.25%)	1.80%	-

*

Block 32 terms will revert to original PSA terms if production exceeds 25,000 Bopd or Proved reserves exceed 30 million barrels. Reserves are audited every two years by an independent evaluator. At November 2006, Proved reserves were less than 5 million barrels. The next reserve audit is November 2008.

**	Block S-1 terms for second tranche of production from 12,500 to 25,000 Bopd.

CANADA

Highlights

  2006 production averaged 1,072 Boepd, up 24% from 2005.
  Drilled 26 wells (20.8 net) during 2006 - 19 gas, 5 oil and 2 dry.
  Pipeline connected 20 wells - 15 gas and 5 oil.
  Installed compression/dehydration facilities at Nevis and Twining.
  Acquired 16,100 net acres.

2006 Activities and Results

In western Canada, the first half of 2006 was a very challenging operating environment for the Company due increased demand for services, equipment and personnel. In addition to the significant pressure on the cost structure, it was a very challenging year to gain access to third party operated facilities, pipelines, compressors and gas plants due to overall pressure on the industry. By mid year, larger companies reduced their natural gas/CBM projects in response to lower natural prices and high gas storage numbers in North America. The Company completed its 2006 drilling program in the fourth quarter at a much improved cost structure. Considerable gains have been made in the past three months to tie-in production which was stranded for up to two years waiting on third party approvals for transportation and processing.

During 2006, the Company drilled 26 wells (20.8 net wells) resulting in 19 gas, 5 oil and 2 dry. Approximately 53% of the 2006 program (14 wells) targeted proved undeveloped reserves which had been assigned to the Wabamun formation in Nevis (2 oil and 1 gas) and the Horseshoe Canyon Coal Bed formation in Nevis (10 gas wells) and Morningside (one gas well).

The majority of the Company’s acreage is located in central Alberta, which is the focus of extensive Horseshoe Canyon CBM development and, more recently, the focus of Mannville CBM development utilizing horizontal wells. TransGlobe commissioned an independent third party evaluation of the Company’s CBM properties to evaluate the resource potential of the undeveloped Horseshoe Canyon CBM and the emerging Mannville CBM play. The findings of the report are summarized in the Contingent Resources section.

The Company acquired 16,100 net acres of exploration land in 2006, bringing the Company’s total net undeveloped land to 46,100 acres at year end.

2006 Drilling Results

	Oil		Gas		Dry		Total
Area	Gross	(Net)	Gross	(Net)	Gross	(Net)	Gross	(Net)
Nevis	3	2.3	13	11.8	1	1.0	17	15.1
Morningside	1	1.0	2**	1.2	-	-	3	2.2
Thorsby	1	0.5	1	0.5	1	0.5	3	1.5
Other	-	-	3	2.0	-	-	3	2.0

Total	5	3.8	19	15.5	2	1.5	26	20.8

* Includes 10 (9.1 net) CBM wells
** Includes 1 (0.4 net) CBM wells

2006 Wells			Q-1	Q-2	Q-3	Q-4	Total
Total drilled			7	9	-	10	26
Successfully drilled			6	8	-	10	24
Pipeline connected (including 2005 wells)			2	1	3	14	20

Production

Canadian production increased 24% to 1,072 Boepd (69% natural gas) in 2006 from an average of 867 Boepd in 2005. Production averaged 1,267 Boepd during the fourth quarter of 2006, with an average December rate of 1,414 Boepd. Approximately 450 Boepd of Nevis gas production was shut-in from mid September to mid October in response to very low spot gas prices, which strengthened in late October. Canadian production reached approximately 1,600 Boepd during the final week of December with the addition of the Nevis CBM gas wells.

During January and February 2007 production averaged 1,300 Boepd. Production was lower due to production restrictions on the new CBM wells and the loss of approximately 160 Boepd from a new gas producer in Morningside, which watered out. The Nevis CBM wells were selectively shut-in during January/February to conduct mandatory pressure segregation build up tests, which were completed. It is expected that the Nevis CBM program will contribute an additional 300+ Boepd when additional compression is installed and facility de-bottlenecking is completed in the second quarter of 2007.

2006 Canadian Production by Quarter (Boepd)

	Q-1	Q-2	Q-3	Q-4
TransGlobe working interest	975	1,079	966	1,267
TransGlobe net (after royalties)	798	910	808	1,016

2007 Outlook

During 2007 the Company will focus its Canadian efforts towards higher impact opportunities and towards optimizing our production. In addition to the Nevis area facility work which will add 300 Boepd in the second quarter, there are also plans to tie in another 10 to 15 existing wells over the balance of the year. In 2007 the Company has drilled three wells to date, resulting in gas wells at Nevis, Morningside and Thorsby (CBM).

TransGlobe recently released the best estimate of contingent resources for CBM underlying the Company’s Canadian lands. Central Alberta is the focus area for CBM development where several thousand wells have been drilled by other operators for Horseshoe Canyon gas. The Horseshoe Canyon formation coals are unique in that they frequently produce dry gas immediately and do not require dewatering. TransGlobe has drilled 20 Horseshoe Canyon gas wells in the Nevis and Morningside areas and recently completed another gas well in the Thorsby area. This is a proven resource play.

The Mannville coals are a recent development for CBM development. Some operators are drilling long reach horizontal wells in the Nevis area which appear to be producing dry gas. TransGlobe is monitoring this developing play closely. The Company has a large contingent resource underlying its lands in the Mannville coals. In 2007 the Company is working on a plan to drill one horizontal Mannville coal well to test this play.

This year the Canadian budget has been scaled back somewhat to accommodate the increased spending overseas. The Canadian budget of approximately $15 million is weighted 65% to development projects. The Company plans to drill 10 to 12 wells in Canada during 2007.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The report of management and the directors on oil and gas disclosure in Form 51-101F3 and the report on reserves data in Form 51-101F2 are attached as Schedules "B" and "A", respectively to this Annual Information Form, which forms are incorporated herein by reference.

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated February 16, 2007 with the effective date of the Statement being December 31, 2006.

Disclosure of Reserves Data

All of the Company's reserves herein reported were evaluated by independent evaluators in accordance with NI 51-101 for the year ended December 31, 2006. In 2006, DeGolyer and MacNaughton Canada Limited ("DeGolyer"), independent petroleum engineering consultants based in Calgary, Alberta and part of the DeGolyer and MacNaughton Worldwide Petroleum Consulting group headquartered in Dallas, Texas, were retained by the Company's Reserve Committee, to independently evaluate 100% of TransGlobe's reserves as at December 31, 2006.

The reserves data set forth below (the "Reserves Data") was prepared by DeGolyer with an effective date of December 31, 2006. The Reserves Data summarizes the oil, liquids and natural gas reserves of the Company and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Company reports in U.S. currency and therefore the reports have been converted to U.S. $'s at the prevailing conversion rate at December 31 of the respective years.

The Reserves Data conforms with the requirements of NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which the Company believes is important to the readers of this information.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company's properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGLs and natural gas reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

Summary of Oil and Gas Reserves
Total Company
As at December 31, 2006
(Constant Prices and Costs)

	Light & Medium Crude Oil		Natural Gas		Natural Gas Liquids		Total boe's
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)	(MBoe)	(MBoe)
Proved
Producing	4,700	2,673	6,476	5,056	176	128	5,955	3,644
Non-Producing	454	275	3,278	2,621	49	33	1,049	745
Undeveloped	2,294	1,245	224	183	2	1	2,333	1,277
Total Proved	7,447	4,194	9,978	7,860	227	162	9,337	5,665

Probable	1,105	622	6,079	4,633	189	130	2,308	1,524

Proved Plus Probable	8,552	4,815	16,056	12,493	416	291	11,645	7,189

Summary of Oil and Gas Reserves
Yemen
As at December 31, 2006
(Constant Prices and Costs)

	Light & Medium Crude Oil		Natural Gas		Natural Gas Liquids		Total boe's
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)	(MBoe)	(MBoe)
Proved
Producing	4,418	2,428	-	-	-	-	4,418	2,428
Non-Producing	357	188	-	-	-	-	357	188
Undeveloped	2,274	1,227	-	-	-	-	2,274	1,227
Total Proved	7,049	3,842	-	-	-	-	7,049	3,842

Probable	950	483	-	-	-	-	950	483

Proved Plus Probable	7,999	4,325	-	-	-	-	7,999	4,325

Summary of Oil and Gas Reserves
Canada
As at December 31, 2006
(Constant Prices and Costs)

	Light & Medium Crude Oil		Natural Gas		Natural Gas Liquids		Total boe's
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)	(MBoe)	(MBoe)
Proved
Producing	281	245	6,476	5,056	176	128	1,536	1,216
Non-Producing	97	88	3,278	2,621	49	33	692	558
Undeveloped	20	19	224	183	2	1	59	50
Total Proved	398	351	9,978	7,860	227	162	2,288	1,823

Probable	155	139	6,079	4,633	189	130	1,357	1,041

Proved Plus Probable	553	490	16,056	12,493	416	291	3,646	2,863

Notes:

(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Yemen include our share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

Estimated Future Net Revenues

The estimated future net revenues presented do not represent fair market value. The estimated future net revenues presented below are calculated using the average price received on December 31st of the respective reporting periods. The prices were held constant and costs were not inflated for the life of the reserves, as summarized in the Notes to Reserves Data Tables (Note 4).

Net Present Values of Future Net Revenues
Total Company
As at December 31, 2006
(Constant Prices and Costs)

	Before Income Tax(1)(2)					After Income Tax(1)(2)
US$'s	Discounted at %/yr					Discounted at %/yr
$MM	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Developed producing	102.7	92.5	84.0	76.9	70.9	102.7	92.5	84.0	76.9	70.9
Developed non-producing	17.1	14.4	12.2	10.5	9.1	15.3	12.9	11.1	9.6	8.4
Undeveloped	23.2	15.9	10.8	7.2	4.6	23.2	15.8	10.7	7.2	4.6
Total Proved	143.1	122.7	107.0	94.6	84.6	141.2	121.2	105.8	93.7	83.9

Probable	38.7	29.0	22.4	17.8	14.4	30.4	22.7	17.6	14.0	11.3

Total Proved Plus Probable	181.8	151.7	129.4	112.4	99.0	171.7	144.0	123.4	107.6	95.2

Notes:

(1)	In Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil, therefore all Yemen Future Net Revenues are after Yemen income tax.
(2)	Canadian values converted to US dollars at the December 31, 2006 exchange rate of $1.1654 US $'s/Cdn $'s.

Net Present Values Of Future Net Revenues
Yemen
As at December 31, 2006
(Constant Prices and Costs)

	Before Income Tax(1)					After Income Tax(1)
US$'s	Discounted at %/yr					Discounted at %/yr
$MM	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Developed producing	66.5	60.5	55.4	51.1	47.4	66.5	60.5	55.4	51.1	47.4
Developed non-producing	4.7	4.0	3.4	3.0	2.6	4.7	4.0	3.4	3.0	2.6
Undeveloped	23.1	15.9	10.9	7.4	4.9	23.1	15.9	10.9	7.4	4.9
Total Proved	94.3	80.4	69.8	61.5	54.9	94.3	80.4	69.8	61.5	54.9

Probable	11.2	8.7	7.0	5.6	4.6	11.2	8.7	7.0	5.6	4.6

Total Proved Plus Probable	105.5	89.1	76.7	67.1	59.5	105.5	89.1	76.7	67.1	59.5

Notes:

(1)	In Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil, therefore all Yemen Future Net Revenues are after Yemen income tax.
(2)	Canadian values converted to US dollars at the December 31, 2006 exchange rates of $1.1654 US $'s/Cdn $'s.

Net Present Values of Future Net Revenues
Canada
As at December 31, 2006
(Constant Prices and Costs)

		Before Income Tax(2)					After Income Tax(2)
US$'s		Discounted at %/yr					Discounted at %/yr
$MM	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Developed producing	36.3	32.0	28.5	25.8	23.5	36.3	32.0	28.5	25.8	23.5
Developed non-producing	12.5	10.4	8.8	7.5	6.5	10.6	9.0	7.7	6.6	5.8
Undeveloped	0.1	0.0	-0.1	-0.2	-0.3	0.0	-0.1	-0.2	-0.3	-0.3
Total Proved	48.8	42.3	37.2	33.1	29.7	46.9	40.9	36.0	32.1	28.9

Probable	27.5	20.3	15.5	12.2	9.8	19.3	14.0	10.6	8.3	6.7

Total Proved Plus Probable	76.3	62.6	52.7	45.3	39.5	66.2	54.8	46.6	40.5	35.7

Notes:

(1)	In Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil, therefore all Yemen Future Net Revenues are after Yemen income tax.
(2)	Canadian values converted to US dollars at the December 31, 2006 exchange rates of $1.1654 US $'s/Cdn $'s.

Total Future Net Revenues
(Undiscounted)
As at December 31, 2006
(Constant Prices and Costs)

						Future Net		Future Net
						Revenue		Revenue
					Well	Before		After
			Operating	Development	Abandonment	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Yemen(1)	424	193	121	16	-	94	-	94
Canada(2)	86	16	16	4	2	49	2	47
Total Company	510	209	137	20	2	143	2	141

Proved Plus
Probable Reserves
Yemen(1)	481	221	134	20	-	105	-	105
Canada(2)	136	26	25	7	2	76	10	66
Total Company	617	247	159	27	2	182	10	172

Notes:

(1)

In Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil, therefore all Yemen Future Net Revenues are after Yemen income tax. Income taxes payable in Yemen have been recorded as a Royalty for reporting purposes.

(2)	Canadian values converted to US dollars at the December 31, 2006 exchange rates of 1.1654 US $'s/Cdn $'s.

Future Net Revenue
By Production Group
As at December 31, 2006
(Constant Prices and Costs)

		Yemen	Canada	Total Company
		Future net Revenue	Future net Revenue	Future net Revenue
		Before Income Taxes(1)	Before Income Taxes(2)	Before Income Taxes
		(discounted at	(discounted at	(discounted at
		10%/year)	10%/year)	10%/year)
Reserves Category	Product Group	(US$MM)	(US$MM)	(US$MM)

Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	69.8	10.2	80.0
	Natural Gas (including by-products but excluding solution gas)	-	27.0	27.0

Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	76.7	14.8	91.5
	Natural Gas (including by-products but excluding solution gas)	-	37.9	37.9

Notes:

(1)	In Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil, therefore all Yemen Future Net Revenues are after Yemen income tax.
(2)	Canadian values converted to US dollars at the December 31, 2006 exchange rates of 1.1654 US $'s/Cdn $'s.

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
TOTAL COMPANY
AS OF DECEMBER 31, 2006
(FORECAST PRICES AND COSTS)

	Light & Medium Crude Oil		Natural Gas		Natural Gas Liquids		Total boe's
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)	(MBoe)	(MBoe)
Proved
Producing	4,699	2,697	6,493	5,249	176	128	5,957	3,699
Non-Producing	454	251	3,288	2,737	49	33	1,051	740
Undeveloped	2,293	1,289	224	190	2	1	2,332	1,322
Total Proved	7,445	4,238	10,005	8,176	227	161	9,340	5,762

Probable	1,107	639	6,091	4,854	189	130	2,311	1,577

Proved Plus Probable	8,552	4,876	16,095	13,029	416	291	11,651	7,339

Notes:

(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Yemen include our share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

SUMMARY OF OIL AND GAS RESERVES
YEMEN
AS OF DECEMBER 31, 2006
(FORECAST PRICES AND COSTS)

	Light & Medium Crude Oil		Natural Gas		Natural Gas Liquids		Total boe's
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)	(MBoe)	(MBoe)
Proved
Producing	4,418	2,453	-	-	-	-	4,418	2,453
Non-Producing	357	163	-	-	-	-	357	163
Undeveloped	2,273	1,271	-	-	-	-	2,273	1,271
Total Proved	7,048	3,887					7,048	3,887

Probable	951	500	-	-	-	-	951	500

Proved Plus Probable	7,999	4,387	-	-	-	-	7,999	4,387

Notes:

(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Yemen include our share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

SUMMARY OF OIL AND GAS RESERVES
CANADA
AS OF DECEMBER 31, 2006
(FORECAST PRICES AND COSTS)

	Light & Medium Crude
	Oil		Natural Gas		Natural Gas Liquids		Total boe's
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)	(MBoe)	(MBoe)
Proved
Producing	280	244	6,493	5,249	176	128	1,538	1,247
Non-Producing	97	88	3,288	2,737	49	33	694	577
Undeveloped	20	19	224	190	2	1	59	52
Total Proved	397	350	10,005	8,176	227	161	2,292	1,874

Probable	156	139	6,091	4,854	189	130	1,360	1,078

Proved Plus Probable	553	490	16,095	13,029	416	291	3,652	2,952

Notes:

(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)	Net reserves are the Company's working interest share after the deduction of royalties.

NET PRESENT VALUES OF FUTURE NET REVENUES
TOTAL COMPANY
AS OF DECEMBER 31, 2006
(FORECAST PRICES AND COSTS)

The estimated future net revenues presented do not represent fair market value. The estimated future net revenues presented below are calculated using the respective Consultant price forecasts and inflation rates as summarized in the Notes to Reserves Data Tables (Note 3).

		Before Income Tax(1)(2)					After Income Tax(1)(2)
US$'s		Discounted at %/yr					Discounted at %/yr
$MM	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%

Proved

Developed producing	113.6	102.6	93.4	85.7	79.2	112.7	101.9	92.9	85.3	78.8
Developed non-producing	20.6	17.5	15.2	13.3	11.7	15.1	13.0	11.3	10.0	8.9
Undeveloped	23.7	16.2	11.0	7.3	4.6	23.5	16.1	10.9	7.2	4.5
Total Proved	157.8	136.4	119.7	106.3	95.5	151.4	131.0	115.1	102.5	92.3

Probable	49.5	36.7	28.3	22.5	18.2	38.0	28.0	21.6	17.1	13.8

Total Proved Plus Probable	207.3	173.1	148.0	128.8	113.8	189.3	159.1	136.7	119.6	106.1

Notes:

(1)	In Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil, therefore all Yemen Future Net Revenues are after Yemen income tax.
(2)	Canadian values converted to US dollars at the December 31, 2006 exchange rates of 1.1654 US $'s/Cdn $'s.

NET PRESENT VALUES OF FUTURE NET REVENUES
YEMEN
AS OF DECEMBER 31, 2006
(FORECAST PRICES AND COSTS)

		Before Income Tax(1)					After Income Tax(1)
US$'s		Discounted at %/yr					Discounted at %/yr
$MM	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%

Proved

Developed producing	67.6	62.0	57.1	53.0	49.3	67.6	62.0	57.1	53.0	49.3
Developed non-producing	3.4	3.1	2.9	2.7	2.5	3.4	3.1	2.9	2.7	2.5
Undeveloped	23.3	16.0	10.9	7.3	4.7	23.3	16.0	10.9	7.3	4.7
Total Proved	94.2	81.1	71.0	63.0	56.5	94.2	81.1	71.0	63.0	56.5

Probable	12.3	9.5	7.5	6.1	5.0	12.3	9.5	7.5	6.1	5.0

Total Proved Plus Probable	106.5	90.6	78.5	69.1	61.5	106.5	90.6	78.5	69.1	61.5

Note:

(1)	In Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil, therefore all Yemen Future Net Revenues are after Yemen income tax.

NET PRESENT VALUES OF FUTURE NET REVENUES
CANADA
AS OF DECEMBER 31, 2006
(FORECAST PRICES AND COSTS)

		Before Income Tax(1)					After Income Tax(1)
US$'s		Discounted at %/yr					Discounted at %/yr
$MM	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Developed producing	46.0	40.6	36.3	32.8	29.9	45.1	39.9	35.7	32.3	29.5
Developed non-producing	17.2	14.4	12.3	10.6	9.2	11.8	9.9	8.4	7.3	6.4
Undeveloped	0.4	0.2	0.1	0.0	-0.1	0.3	0.1	0.0	-0.1	-0.2
Total Proved	63.6	55.3	48.7	43.4	39.0	57.1	49.9	44.2	39.5	35.7

Probable	37.2	27.2	20.8	16.4	13.3	25.7	18.5	14.0	11.0	8.8

Total Proved Plus Probable	100.8	82.5	69.5	59.8	52.3	82.8	68.4	58.2	50.5	44.6

Note:

(1)	Canadian values converted to US dollars at the December 31, 2006 exchange rates of 1.1654 US $'s/Cdn $'s.

TOTAL FUTURE NET REVENUES
(UNDISCOUNTED)
AS AT DECEMBER 31, 2006
(FORECAST PRICES AND COSTS)

						Future Net		Future Net
						Revenue		Revenue
					Well	Before		After
			Operating	Development	Abandonment	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
Reserves Category	(US$MM)	(US$MM)	(US$MM)	(US$MM)	(US$MM)	(US$MM)	(US$MM)	(US$MM)

Proved Reserves
Yemen(1)	438	196	131	16	-	94	-	94
Canada(2)	105	18	18	4	2	64	6	57
Total Company	543	214	149	21	2	158	6	151

Proved Plus Probable
Reserves
Yemen(1)	496	224	145	21	-	107	-	107
Canada(2)	169	29	29	8	3	101	18	83
Total Company	665	253	174	28	3	207	18	189

Notes:

(1)

In Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil, therefore all Yemen Future Net Revenues are after Yemen income tax. Income taxes payable in Yemen have been recorded as a Royalty for reporting purposes.

(2)	Canadian values converted to US dollars at the December 31, 2006 exchange rates of 1.1654 US $'s/Cdn $'s.

TOTAL FUTURE NET REVENUES
BY PRODUCTION GROUP
AS AT DECEMBER 31, 2006
(FORECAST PRICES AND COSTS)

		Yemen	Canada	Total Company
		Future net	Future net	Future net
		Revenue Before	Revenue Before	Revenue Before
		Income Taxes(1)	Income Taxes(2)	Income Taxes(1)
		(discounted at	(discounted at	(discounted at
Reserves		15%/year)	15%/year)	15%/year)
Category	Product Group	(US$MM)	(US$MM)	(US$MM)

Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	63.0	10.2	73.2
	Natural Gas (including by-products but excluding solution gas)	-	33.2	33.2

Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	69.1	14.5	83.5
	Natural Gas (including by-products but excluding solution gas)	-	45.3	45.3

Notes:

(1)	In Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil, therefore all Yemen Future Net Revenues are after Yemen income tax.
(2)	Canadian values converted to US dollars at the December 31, 2006 exchange rates of 1.1654 US $'s/Cdn $'s.

Notes to Reserves Data Tables:

1.	Columns may not add due to rounding.

2.

The crude oil, natural gas liquids and natural gas reserve estimates presented in the DeGolyer Reports are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

"Development costs" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a)

gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b)

drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c)

acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

	(d)	provide improved recovery systems.

"Exploration costs" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a)

costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b)

costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

	(c)	dry hole contributions and bottom hole contributions;

	(d)	costs of drilling and equipping exploratory wells; and

	(e)	costs of drilling exploratory type stratigraphic test wells.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on analysis of drilling, geological, geophysical and engineering data; the use of established technology; and

specified economic conditions which are generally accepted as being reasonable.

Reserves are classified according to the degree of certainty associated with the estimates.

(a)

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c)

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i)

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii)

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d)

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(i) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(ii)	at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3.	Forecast Prices and Costs

The forecast cost and price assumptions assume changes in wellhead selling prices and take into account inflation with respect to future operating and capital costs.

For the Reserves, crude oil and natural gas benchmark reference pricing, as at December 31, 2006, inflation and exchange rates utilized by DeGolyer in the DeGolyer Report, which were DeGolyer's then current forecasts at the date of the DeGolyer Report, were as follows:

	Crude Oil
	WTI Cushing	Edmonton Par	Natural Gas AECO	Natural Gas Liquids			Inflation	Exchange
	Oklahoma	Price 40° API	Spot Gas Price	FOB Edmonton			Rates(1)	Rate(2)
Year	(US$/bbl)	(Cdn$/bbl)	(Cdn$/Mcf)	(Cdn$/bbl)			% Year	(Cdn$/US$)
				Condensate	Butane	Propane
Forecast
2007	65.00	75.12	7.32	76.62	54.84	46.57		1.1601
2008	65.52	75.71	7.91	77.23	55.27	46.94	4.0	1.1601
2009	64.27	74.26	7.72	75.74	54.21	46.04	3.0	1.1601
2010	61.73	71.30	7.48	72.73	52.05	44.21	2.0	1.1601
2011	59.07	68.20	7.68	69.57	49.79	42.29	2.0	1.1601
2012	59.11	68.25	7.77	69.62	49.82	42.32	2.0
Thereafter	+2%/year	+2%/year	+ 1.9%/yr to 17 +2.0%/yr thereafter	+2%/year	+2%/year	+2%/year	+2%/year	+0%/year

Notes:

(1)	Inflation rates for forecasting expenditure prices and costs.
(2)	Exchange rates used to generate the benchmark reference prices in this table.

The weighted average historical price in U.S. $'s realized by the Company in Yemen, for the year ended December 31, 2006 for crude oil was $63.10/bbl.

The weighted average historical prices in Cdn $'s realized by the Company in Canada, for the year ended December 31, 2006, were $7.01/mcf for natural gas, $66.30/bbl for crude oil and $55.85/bbl for natural gas liquids.

4.	Constant Prices and Costs

In Yemen, a constant price of $59.76/bbl (December 31, 2006 actual prices) was utilized in the constant price case.

In Canada, constant prices of $54.26/bbl of oil and $5.58/Mcf of natural gas (December 31, 2006 actual prices converted to U.S. $'s at the December 31, 2006 currency rate of 1.1654 US$/Cdn$, adjusted for quality and energy content), were utilized in the constant price case.

5.	Future Development Costs

FUTURE DEVELOPMENT COSTS
TOTAL COMPANY(1)
AS AT DECEMBER 31, 2006

(US$ millions)	Constant Prices and Costs		Forecast Prices and Costs
		Proved Plus		Proved Plus
	Proved	Probable	Proved	Probable
Year	Reserves	Reserves	Reserves	Reserves
2007	16.6	21.2	17.1	21.7
2008	3.3	5.5	3.4	5.8
2009	-	0.2	-	0.2
2010	-	0.1	-	0.1

Total Undiscounted	20.0	27.3	20.7	28.2

Total Discounted at 10%	18.7	25.4	19.3	26.1

Note:

(1)	Cdn$'s converted at the December 31, 2006 year end rate of 1.1654 US$/Cdn$.

FUTURE DEVELOPMENT COSTS
YEMEN
AS AT DECEMBER 31, 2006

(US$ millions)	Constant Prices and Costs		Forecast Prices and Costs
		Proved Plus		Proved Plus
	Proved	Probable	Proved	Probable
Year	Reserves	Reserves	Reserves	Reserves
2007	13.4	17.6	13.7	18.0
2008	2.5	2.5	2.6	2.6
2009	-	-	-	-
2010	-	-	-	-

Total Undiscounted	15.9	20.1	16.3	20.6

Total Discounted at 10%	14.9	18.9	15.3	19.4

FUTURE DEVELOPMENT COSTS
CANADA(1)
AS AT DECEMBER 31, 2006

(US$ millions)	Constant Prices and Costs		Forecast Prices and Costs
		Proved Plus		Proved Plus
	Proved	Probable	Proved	Probable
Year	Reserves	Reserves	Reserves	Reserves
2007	3.2	3.6	3.3	3.7
2008	0.8	3.0	0.8	3.2
2009	-	0.2	-	0.2
2010	-	0.1	-	0.1

Total Undiscounted	4.2	7.2	4.3	7.6

Total Discounted at 10%	3.8	6.6	4.0	6.7

Note:

(1)	Cdn$'s converted at the December 31, 2006 year-end rate of 1.1654 US$/Cdn$.

The Company expects to fund the future development costs noted above through the use of working capital, cash flow, debt and equity financing as required.

6.

In Yemen, estimated future abandonment and reclamations costs related to properties evaluated have not been taken into account by DeGolyer in determining the aggregate future net revenue therefrom. Under the terms of the production sharing agreements, ownership in the facilities and wells is transferred to the Government of

Yemen through cost recovery. Therefore the future abandonment and reclamation costs have been assessed a zero value.

In Canada, estimated future abandonment and reclamation costs related to a property have been taken into account by DeGolyer in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

7.	Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

8.	The extent and character of all factual data supplied to DeGolyer was accepted by DeGolyer as represented. No field inspections were conducted by DeGolyer.

Reconciliations of Changes in Reserves and Future Net Revenue

RECONCILIATION OF NET RESERVES
(AFTER ROYALTIES/BEFORE TAXES)
BY PRINCIPAL PRODUCT TYPE
COMPANY
AS AT DECEMBER 31, 2006
(FORECAST PRICES AND COSTS)

				ASSOCIATED & NON-
	LIGHT & MEDIUM OIL			ASSOCIATED GAS			NATURAL GAS LIQUIDS
			Net
			Proved			Net Proved			Net Proved
	Net	Net	Plus	Net	Net	Plus	Net	Net	Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
FACTORS	(MBbl)	(MBbl)	(MBbl)	(MMcf)	(MMcf)	(MMcf)	(MBbl)	(MBbl)	(MBbl)
December 31, 2005	3,252	790	4,042	9,105	4,649	13,754	183	90	273
Extensions	422	45	467	3,594	1,389	4,983	39	30	69
Improved recovery	-	-	-	-	-	-	-	-	-
Technical Revisions	1,362	(393)	969	(2,661)	(1,257)	(3,918)	4	8	12
Discoveries	422	231	652	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	(276)	(34)	(311)	(584)	73	(511)	(15)	1	(14)
Production	(944)	-	(944)	(1,279)	-	(1,279)	(50)	-	(50)
December 31, 2006	4,238	639	4,876	8,175	4,854	13,029	161	130	291

RECONCILIATION OF NET RESERVES
(AFTER ROYALTIES/BEFORE TAXES)
BY PRINCIPAL PRODUCT TYPE
YEMEN
AS AT DECEMBER 31, 2006
(FORECAST PRICES AND COSTS)

				ASSOCIATED & NON-
	LIGHT & MEDIUM OIL			ASSOCIATED GAS			NATURAL GAS LIQUIDS
			Net
			Proved			Net Proved			Net Proved
	Net	Net	Plus	Net	Net	Plus	Net	Net	Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
FACTORS	(MBbl)	(MBbl)	(MBbl)	(MMcf)	(MMcf)	(MMcf)	(MBbl)	(MBbl)	(MBbl)
December 31, 2005	2,927	708	3,636	-	-	-	-	-	-
Extensions	265	1	266	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-
Technical Revisions	1,441	(406)	1,035	-	-	-	-	-	-
Discoveries	422	231	652	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	(272)	(35)	(307)	-	-	-	-	-	-
Production	(895)	-	(895)	-	-	-	-	-	-
December 31, 2006	3,887	500	4,387	-	-	-	-	-	-

RECONCILIATION OF NET RESERVES
(AFTER ROYALTIES/BEFORE TAXES)
BY PRINCIPAL PRODUCT TYPE
CANADA
AS AT DECEMBER 31, 2006
(FORECAST PRICES AND COST)

				ASSOCIATED & NON-
	LIGHT & MEDIUM OIL			ASSOCIATED GAS			NATURAL GAS LIQUIDS
			Net
			Proved			Net Proved			Net Proved
	Net	Net	Plus	Net	Net	Plus	Net	Net	Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
FACTORS	(MBbl)	(MBbl)	(MBbl)	(MMcf)	(MMcf)	(MMcf)	(MBbl)	(MBbl)	(MBbl)
December 31, 2005	325	82	407	9,105	4,649	13,754	183	90	273
Extensions	158	44	201	3,594	1,389	4,983	39	30	69
Improved recovery	-	-	-	-	-	-	-	-	-
Technical Revisions	(79)	13	(66)	(2,661)	(1,257)	(3,918)	4	8	12
Discoveries	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	(4)	1	(4)	(584)	73	(511)	(15)	1	(14)
Production	(48)	-	(48)	(1,279)	-	(1,279)	(50)	-	(50)
December 31, 2006	350	139	490	8,175	4,854	13,029	161	130	291

RECONCILIATION OF CHANGES IN
NET PRESENT VALUES OF FUTURE NET REVENUE after tax
DISCOUNTED AT 10% PER YEAR
PROVED RESERVES
(CONSTANT PRICES AND COSTS)

	Canada(1)	Yemen	Total(1)
	2006	2006	2006
US$'s	($M)	($M)	($M)
Estimated Future Net Revenue at beginning of year	38,250	64,566	102,816
Sales and transfers of oil and gas produced, net of production costs and royalties	(10,630)	(48,616)	(59,246)
Net change in prices, production costs and royalties related to future production	(27,963)	(1,341)	(29,305)
Changes in previously estimated development costs incurred during the period	12,160	2,629	14,789
Changes in estimated future development costs	(11,967)	(14,192)	(26,159)
Extensions and improved recovery	-	-	-
Discoveries	22,849	17,358	40,207
Acquisitions of reserves	-	-	-
Dispositions of reserves	-	-	-
Net change resulting from revisions in quantity estimates	(4,240)	42,326	38,087
Accretion of discount	3,978	5,914	9,892
Net change in income taxes	9,767	-	9,767
Other (value of production in disposed and acquired properties, changes in
timing of future production)	3,825	1,137	4,961

Estimated Future Net Revenue at end of year	36,029	69,781	105,810

Note:

(1)

In Canada values were converted to US currency using the following currency exchange rates: December 31, 2005 at 1.1630 $US/$Cdn, December 31, 2006 at 1.1654 $US/$Cdn. Sale and transfers of oil and gas produced, net of production costs and royalties at Booked values for the year end at the 2006 year average exchange rate of 1.1343 $US/$Cdn for all other changes.

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following tables set forth the gross proved undeveloped reserves and the gross probable undeveloped reserves, each by product type, attributed to the Company in the most recent five financial years and, in the aggregate, before that time, as applicable.

Proved Undeveloped Reserves

	Light and Medium Oil		Natural Gas		Natural Gas Liquids
Year	(MBbl)		(MMcf)		(MBbl)
		Cumulative at	First	Cumulative at	First	Cumulative at
	First Attributed	Year End	Attributed	Year End	Attributed	Year End

2003(1)	-	-	1,422	1,422	58	58
2004(2)	1,554	1,554	1,758	2,949	51	100
2005(3)	1,655	1,655	2,570	2,869	7	20
2006(4)	917	2,293	42	224	2	2

Notes:

(1)

Prior to 2003, the Company did not have any proved undeveloped reserves. All the Proved Undeveloped reserves assigned in 2003 were in Canada, and relate to the Wabamum formation in the Nevis area. Proved reserves were assigned to 320 acres of the 640 acres gas spacing unit/ well. The remaining 320 acres/well were assigned Proved Undeveloped reserves.

(2)

In 2004, all the Proved Undeveloped light oil was assigned to Yemen, with four horizontal development wells in the An Nagyah field in Block S-1 and one development vertical well in the Tasour field in Block 32. All the Proved Undeveloped gas and liquid reserves were assigned to Canada. In the Nevis area, proved undeveloped reserves were assigned to one additional Wabamum down space (320 acres/well) and one well to accelerate production from a well which encountered four gas zones.

(3)

In 2005, 91% of the Proved Undeveloped light oil was assigned to Yemen with five horizontal development wells planned in the An Nagyah field (3 wells in Lam A and 2 wells in Lam B), the balance was assigned to un-drilled Wabamum oil spacing units at Nevis in Canada. All the Proved Undeveloped gas and liquids reserves were assigned to Canada. The majority of the gas was assigned to Horseshoe Canyon coal bed methane wells in the Nevis and Morningside areas, assuming 160 acres/well.

(4)

In 2006, 99% of the Proved Undeveloped light oil was assigned to Yemen with two horizontal development wells planned in the An Nagyah field along with gas cycling for liquids recovery at An Nagyah, liquids recovery from the An Naeem gas pool and a re-entry well at Osaylan. The remainder is for a Wabamun oil development well at Nevis. All the Proved Undeveloped gas and liquid reserves were assigned to Canada at Morningside for Horseshoe Canyon coal bed methane development and at Nevis for Wabamun solution gas.

Probable Undeveloped Reserves

	Light and Medium Oil		Natural Gas		Natural Gas Liquids
Year	(MBbl)		(MMcf)		(MBbl)
	First	Cumulative at	First	Cumulative at	First	Cumulative at
	Attributed	Year End	Attributed	Year End	Attributed	Year End

2002	—	—	—	224	—	—
2003(1)	2,342	2,342	1,328	1,629	55	55
2004(2)	1,111	1,111	256	577	—	13
2005(3)	365	365	593	698	1	5
2006(4)	590	991	93	527	16	22

Notes:

(1)

In 2003, Probable Undeveloped Reserves were assigned in Yemen and Canada. The light oil reserves were assigned to a portion of the mapped An Nagyah light oil discovery on Block S-1 in Yemen. The Natural Gas reserves and associated liquids were assigned in Canada, and generally related to the Wabamum formation in the Nevis area. Proved reserves were assigned to 320 acres of the 640 acres gas spacing unit/ well. The remaining 320 acres/well were assigned Proved Undeveloped reserves.

(2)

In 2004, Probable Undeveloped reserves were assigned in Yemen and Canada. All the light oil reserves were assigned in Yemen, relating to: 2 planned wells in the Tasour field on Block 32 and performance associated with Proved Undeveloped wells planned in the Tasour field (1 well) and the An Nagyah field (4 horizontal wells). All the Probable Undeveloped natural gas and natural gas liquids were assigned in Canada and relate to additional performance from planned Proved Undeveloped wells in the Nevis area (4 Wabamum gas wells and 1 Manville gas well).

(3)

In 2005, 97% of Probable Undeveloped light oil reserves were assigned to Yemen consisting of one vertical well at Tasour and a probable component assigned to the 5 Horizontal (Proved Undeveloped) wells planned for An Nagyah. All the Probable Undeveloped gas and liquids reserves were assigned to Canada and primarily relate to additional performance from planned coal bed methane wells (Proved Undeveloped) in the Nevis and Morningside areas.

(4)

In 2006, 96% of Probable Undeveloped light oil reserves were assigned to Yemen consisting of one vertical well at Tasour, one vertical well at Godah and probable components assigned to the proved undeveloped projects including two horizontal An Nagyah wells, gas cycling for liquids recovery at An Nagyah, liquids recovery from the An Naeem gas pool and the re- entry well at Osaylan. The remainder is assigned to two Wabamun oil wells at Nevis. All the Probable Undeveloped gas and liquids reserves were assigned to Canada, specifically, two Wabamun gas wells at Nevis.

Other Oil and Gas Information

Oil and Gas Wells

The following table sets forth the number and status of wells in which the Company has a working interest as at December 31, 2006. All of the Company's wells are located onshore.

	Oil Wells					Natural Gas Wells
	Producing		Non-Producing		Producing		Non-Producing
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Yemen	31	6.1	7	1.4	0	0	4	1.0
Canada, Alberta	11	7.7	6	5.5	37	26.6	28	18.9
Total	42	13.8	13	6.9	37	26.6	32	19.9

Properties with no Attributable Reserves

The following table sets out the Company's developed and undeveloped land holdings as at December 31, 2006.

	Developed Acres		Undeveloped Acres		Total Acres
	Gross	Net	Gross	Net	Gross	Net
Yemen*	30,080	6,016	1,296,424	359,925	1,326,504	365,941
Canada, Alberta	27,266	17,620	62,823	46,127	90,090	63,747
Egypt	-	-	5,500,000	2,750,000	5,500,000	2,750,000
Total	57,346	23,636	6,859,247	3,156,052	6,916,594	3,179,687

*Note that Yemen undeveloped land includes 445,500 gross (126,015 net) acres on Blocks 75 and 84 that still requires final government approval and ratification which is expected in 2007.

Of the Company's undeveloped land, the rights to explore, develop and exploit 3,490 gross (800 net) acres may expire in Canada by December 31, 2007.

The Company does not have any work commitments associated with its undeveloped lands in Blocks 32 and S-1in Yemen or in Canada.

In Yemen, the Company has a work commitment of $4 million gross ($1.32 million net) in Phase 1 (30 months expiring January 12th, 2008) on Block 72. Pursuant to the bid awarded for Block 75, Yemen, the Contractor (Joint Venture Partners) has a commitment of $7 million gross ($1.75 million to TransGlobe) for the signature bonus and first exploration period work period (36 months). The commitment will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur during 2007. Pursuant to the bid awarded for Block 84, Yemen, the Contractor (Joint Venture Partners) has a minimum commitment of $20.1 million gross ($6.63 million to TransGlobe) for the signature bonus and first exploration work period (42 months). The commitment will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur in 2007.

In Egypt, the Company has work commitments of $4 million gross ($2.4 million net) in the first extension period (three years expiring July 16, 2009) for Nuqra Block #1.

Forward Contracts

The Company's contracts to sell crude oil or natural gas are at prevailing market pricing, except as follows:

  In September 2005, the Company entered into a crude oil costless collar for 15,000 barrels per month from January 1, 2006 to December 31, 2006. The transaction consisted of the purchase of a $50.00 per barrel dated Brent put (floor) and a $77.93 per barrel dated Brent call (ceiling).

  In January 2007, the Company entered into a physical contract to sell 2,500 GJ per day of natural gas in Canada from April 1, 2007 to October 31, 2007 for C$6.97/GJ.

Additional Information Concerning Abandonment and Reclamation Costs

In Canada, future well abandonment costs net of salvage were included in the DeGolyer reserves evaluation presented herein. Cost in US $'s to abandon approximately 82 (58.8 net) wells totalled $1,996 thousand undiscounted, or $903 thousand discounted at 10%, are included in the estimate of future net revenue from total proved plus probable reserves using constant pricing and cost. Approximately $303 thousand undiscounted, or $270 thousand discounted at 10%, are scheduled during the next three years (2007-2009).

Tax Horizon

In 2006, the Company did not pay any income taxes in Canada.

TransGlobe does not expect to pay income taxes in Canada in the near future, assuming the Company incurs further Canadian exploration expense and Canadian development expense and utilizes such tax pools and carry forward tax pools of Cdn $53 million available to protect future revenue.

Capital Expenditures

The following table summarizes capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to the Company's activities for the year ended December 31, 2006:

	Canada	Yemen	Egypt	Total
($ thousands)
Property acquisition costs
Proved properties	$ -	$ -	$ -	$ -
Undeveloped properties	2,015	250	-	2,265
Exploration costs	1,721	8,492	4,294	14,507
Development costs	15,137	17,224	-	32,361
Corporate and other	666	688	1,034	2,388
Total	$19,605	$ 26,654	$ 5,328	$ 51,587

Production Estimates

The following table sets out the volume of the Company's daily production (working interest before royalties) estimated for the year ending December 31, 2007 which is reflected in the estimate of future net revenue disclosed in the Forecast Prices and Costs and Constant Prices and Costs tables contained under " - Disclosure of Reserves Data".

	Yemen	Yemen
	Block 32	Block S-1	Canada		Canada	Total
	Light and	Light and	Light and	Canada	Natural Gas	Company
	Medium Oil	Medium Oil	Medium Oil	Natural Gas	Liquids	BOE
	Gross	Gross	Gross	Gross	Gross	Gross
	(bbls/d)	(bbls/d)	(bbls/d)	(Mcf/d)	(bbls/d)	(BOE/d)
Proved Producing	975	2,501	208	5,537	130	4,737
Proved Developed
Non-Producing	0	121	18	1,649	27	441
Proved Undeveloped	0	121	14	27	1	140
Total Proved	975	2,742	240	7,214	158	5,318
Total Probable	44	101	20	953	14	339
Total Proved Plus Probable	1,019	2,844	260	8,167	173	5,657

Exploration and Development Activities

The following tables set forth the gross and net exploratory and development wells which TransGlobe drilled during the year ended December 31, 2006:

Yemen:		Gross			Net
	Exploration	Development	Total	Exploration	Development	Total
Natural Gas	1	-	1	0.3	-	0.3
Crude Oil	3	7	10	0.5	1.3	1.8
Dry and Abandoned(1)	1	-	1	0.3	-	0.3
Total	5	7	12	1.1	1.3	2.4

Canada:		Gross			Net
	Exploration	Development	Total	Exploration	Development	Total
Natural Gas	3	16	19	1.5	14.0	15.5
Crude Oil	1	4	5	0.5	3.3	3.8
Dry and Abandoned(1)	1	1	2	0.5	1.0	1.5
Total	5	21	26	2.5	18.3	20.8

Note:

(1)

"Dry well" means a well which is not a productive well or a service well. A productive well is a well which is capable of producing oil and gas in commercial quantities or in quantities considered by the operator to be sufficient to justify the costs required to complete, equip and produce the well. A service well means a well such as a water or gas-injection, water- source or water-disposal well. Such wells do not have marketable reserves of crude oil or natural gas attributed to them but are essential to the production of the crude oil and natural gas reserves.

Production History

The following table summarizes certain information in respect of sales volumes, product prices received and operating expenses made by the Company (and its subsidiaries) for the periods indicated below:

		2006
		Quarter Ended
	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Average Daily Sales Volumes
Yemen
Light and Medium Crude Oil (bbls/d)	3,541	4,443	3,986	4,208
Canada
Light and Medium Crude Oil (bbls/d)	116	137	136	206
Gas (Mcf/d)	4,260	4,408	3,975	4,176
NGL (bbls/d)	149	207	168	203
Combined (BOE/d)	4,515	5,522	4,952	5,313

Average Price Received
Yemen
Light and Medium Crude Oil ($/bbl)	59.64	67.05	66.88	58.25
Canada
Light and Medium Crude Oil ($/bbl)	53.00	64.35	65.66	52.83
Gas ($/Mcf)	6.63	5.83	5.38	6.85
NGL ($/bbl)	45.37	51.54	55.66	44.38
Combined ($/BOE)	55.93	62.17	61.88	55.30

Royalties
Yemen
Light and Medium Crude Oil ($/bbl)	21.17	29.65	24.68	22.12
Canada
Light and Medium Crude Oil ($/bbl)	4.65	7.95	8.11	5.06
Gas ($/Mcf)	1.23	0.76	0.70	1.40
NGL ($/bbl)	11.70	13.01	15.40	9.99
Combined ($/BOE)	18.27	25.15	21.17	19.20

Operating Expenses
Yemen
Light and Medium Crude Oil ($/bbls)	3.81	4.85	5.67	7.38
Canada
Light and Medium Crude Oil ($/bbls)	15.08	20.93	19.11	18.00
Gas ($/Mcf)	1.21	1.42	1.22	1.36
NGL ($/bbls)	-	-	-	-
Combined ($/BOE)	4.51	5.56	6.06	7.61

Netback Received
Yemen
Light and Medium Crude Oil ($/bbl)	34.66	32.55	36.53	28.75
Canada
Light and Medium Crude Oil ($/bbl)	33.27	35.47	38.45	29.78
Gas ($/Mcf)	4.19	3.64	3.46	4.09
NGL ($/bbl)	33.67	38.54	40.27	34.40
Combined ($/boe)	33.15	32.46	34.64	28.49

The following table indicates the Company's average daily sales volumes from its important fields for the year ended December 31, 2006.

	Light and
	Medium Crude	Gas	NGL's	boe
	(bbls/d)	(Mcf/d)	(bbls/d)	(boe/d)

Yemen
Block 32	1,429	-	-	1,429
Block S-1	2,617	-	-	2,617
Block 72	-	-	-	-
Egypt	-	-	-	-
Canada	149	4,204	182	1,031

Total	4,149	4,204	182	5,077

CONTINGENT RESOURCES

DeGolyer MacNaughton Canada Limited ("DeGolyer") was retained by TransGlobe to complete an independent estimate of CBM resource potential on Company owned lands in Canada, effective December 31, 2006.

The contingent resources were evaluated using probabilistic analysis of certain parameters related to the quantity of petroleum present and recoverable in discovered accumulations. The discovered accumulations may be developed in the future depending on economic and market conditions, additional well data, or seismic information.

Working Interest Share of Contingent Resources*
Potentially Recoverable from known Accumulations
Central Alberta, Canada

Formation	Low Estimate	Median Estimate	High Estimate	Best Estimate
Horseshoe Canyon				20.7 Bcf
Mannville				139.1 Bcf
Total	105.7 Bcf	154.0 Bcf	224.3 Bcf	160.8 Bcf

* The definitions of contingent resources applied are in agreement with the petroleum resources definitions approved in February 2000 by the Society of Petroleum Engineers, the World Petroleum Congresses and the American Association of Petroleum geologists. Because of the uncertainty of commerciality, the contingent resources estimated cannot be classified as reserves. The contingent resource estimates in the report are provided as a means of comparison to other contingent resources and do not provide a means of direct comparison to the reserves.

The estimates of potentially recoverable petroleum resources in the report are expressed using the terms low estimate, median estimate, best estimate, and high estimate to reflect the range of uncertainty.

  The "low estimate" reported is the P90 quantity derived from the probabilistic analysis. This means that there is at least a 90 percent probability that, assuming the accumulation is discovered and developed, the quantities actually recovered will equal or exceed the low estimate.

  The "median estimates" is the P50 quantity derived from probabilistic analysis. This means that there is at least a 50 percent probability that, assuming the accumulation is discovered and developed, the quantities actually recovered will equal or exceed the median estimate.

  The "high estimate is the P10 quantity derived from the probabilistic analysis. This means that there is at least a 10 percent probability that, assuming the accumulation is discovered and developed, the quantities actually recovered will equal or exceed the high estimate.

  The "best estimate" is the expected value, an outcome of the probabilistic analysis.

The contingent resource estimated in the report, is defined as that quantity of gas estimated on a given date to be potentially recoverable from known accumulations but is not currently economic. There is no certainty that it will be economically viable or technically feasible to produce any portion of the resource.

These resources are categorized by DeGolyer as contingent resources which are defined in the COGE Handbook. This definition states that contingent resources are not currently economic or lack a market. TransGlobe believes that there is a market for these resources however, the economics of the resources have not been determined at this time.

DIVIDEND POLICY

The Company has not paid any dividends to date on its Common Shares. The board of directors of the Company will determine the timing, payment and amount of dividends, if any, that may be paid by the Company from time to time based upon, among other things, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and other business considerations as the board of directors considers relevant.

DESCRIPTION OF SHARE CAPITAL

We are authorized to issue an unlimited number of common shares ("Common Shares") and an unlimited number of preferred shares ("Preferred Shares"). As at March 15, 2007, there were 59,542,439 Common Shares issued and outstanding. In addition, as at such date, there were an aggregate of 5,954,244 Common Shares reserved for issuance upon the exercise of the Company's options.

The following is a summary of the rights, privileges, restrictions and conditions attaching to each class of shares of the Company. Documents affecting the rights of securityholders, including the Company's articles, have been filed in accordance with NI 51-102 and are available on the Company's SEDAR profile at www.sedar.com.

Common Shares

Each Common Share entitles its holder to receive notice of and to attend all meetings of the shareholders of the Company and to one vote at such meetings. The holders of Common Shares are, at the discretion of the Board of Directors of the Company and subject to applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares, subject to prior satisfaction of all preferential rights attributed to shares of any class ranking in priority to the Common Shares. The holders of Common Shares are entitled to share equally in any distribution of the assets of the Company upon the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

Preferred Shares

In addition to the Common Shares, the Articles of Arrangement of the Company authorize the issuance of an unlimited number of Preferred Shares, issuable in series. Subject to the provisions of the Business Corporations Act (Alberta), the Board is authorized to fix, before the issue thereof, the designation, rights, privileges, restrictions and condition attaching thereto.

Rights Plan

On April 16, 2003, the Company entered into a shareholder protection rights plan agreement (the "Rights Plan") with Computershare Trust Company of Canada, as rights agent, which was approved by TransGlobe's shareholders on May 29, 2003 at the 2003 annual general and special meeting of shareholders. The Rights Plan generally provides that upon any person or entity acquiring 20% or more of the issued and outstanding Common Shares (except pursuant to certain permitted or excepted transactions) and upon the occurrence of certain other events, each holder of Common Shares, other than such person or entity, shall be entitled to acquire Common Shares at a discounted price. The Rights Plan is similar to other shareholder or unitholder rights plans adopted in the energy sector.

MARKET FOR SECURITIES

TransGlobe's Common Shares are listed and posted on the TSX and the AMEX under the trading symbols "TGL" and "TGA", respectively.

The following table sets out the monthly high and low closing prices and the total monthly trading volumes on the TSX for the indicated periods:

(Cdn dollars, except volumes)	High	Low	Volume
2006
January	6.95	5.80	97,900
February	7.35	6.0	70,100
March	7.11	6.0	35,200
April	7.10	6.10	49,200
May	6.79	5.34	25,300
June	5.90	4.50	17,800
July	5.73	4.95	21,400
August	5.66	5.12	18,900
September	5.83	5.02	9,200
October	5.60	4.65	20,600
November	6.20	5.15	23,200
December	6.36	5.62	28,500

The following table sets out the monthly high and low closing prices and the total monthly trading volumes on the AMEX for the indicated periods:

(U.S. dollars, except volumes)	High	Low	Volume
2006
January	6.12	4.97	332,000
February	6.35	5.15	424,700
March	6.22	5.23	265,600
April	6.20	5.21	285,300
May	6.08	4.75	201,800
June	5.39	4.13	157,100
July	5.30	4.50	118,600
August	5.05	4.54	141,700
September	5.20	4.50	150,500
October	4.93	4.20	161,800
November	5.30	4.52	182,400
December	5.59	4.85	175,100

ESCROWED SECURITIES

As at the date hereof, none of the Company's securities are subject to escrow.

DIRECTORS AND OFFICERS

The name and place of residence of each director and officer, the offices held by each in the Company, the principal occupation of each director and officer, the period served as director or officer and the number of securities of the Company owned by such individuals as at March 21, 2007 is as follows:

			Number of
			Common Shares
		Year Became	Beneficially
Name and Place of		Director or	Owned or	Principal Occupation and Positions
Residence	Position Held	Officer	Controlled	for the Past Five Years

Robert A. Halpin(1)(2)(4) Alberta, Canada	Chairman of the Board and Director	1997	634,000 (5) (1.06%)	Retired Petroleum Engineer, President and owner, Halpin Energy Resources Ltd., which provides consulting services on international energy projects.
Ross G. Clarkson Alberta, Canada	President, Chief Executive Officer and Director	1995	2,328,772 (6) (3.90%)	President and Chief Executive Officer of the Company since December 4, 1996, with over 30 years' oil and gas industry experience as a senior geological advisor.
Lloyd W. Herrick Alberta, Canada	Vice-President, Chief Operating Officer and Director	1999	763,100 (7) (1.28%)	Vice-President and Chief Operating officer of the Company since April 28, 1999, with over 30 years' experience in both domestic and international oil and gas exploration and development .
Erwin L. Noyes(2)(3)(4) British Columbia, Canada	Director	1995	318,347 (8) (0.53%)	Retired since July 31, 2000; formerly Vice- President, International Operations of the Company, with over 30 years' experience in the oil and gas industry.
Geoffrey C. Chase(1)(3)(4) Alberta, Canada	Director	2000	195,000 (9) (0.33%)	Retired Senior Vice-President, Business Development, with Ranger Oil, with over 35 years' experience in the oil and gas industry.
Fred J. Dyment(1)(2)(3) Alberta, Canada	Director	2004	nil (10)	Chartered accountant with over 30 years' experience in the oil and gas industry. Previously President and Chief Executive Officer, Maxx Petroleum Company (2000- 2001). Prior thereto Controller, Vice- President, Finance and then President and Chief Executive Officer of Ranger Oil Limited from 1978-2000.

David C. Ferguson Alberta, Canada	Vice-President, Finance, Chief Financial Officer and Secretary	2001	350,000(11) (0.59%)	Chartered accountant with over 24 years' experience in the oil and gas industry. Previously Chief Financial Officer with Northstar Drilling Systems Inc. (1999-2000), Chief Financial Officer and a director of Myriad Energy Corporation (1998-1999).

Edward Bell Alberta, Canada	Vice-President, Exploration	2004	36,000(12) (0.06%)	Professional Geoscientist with 36 years of experience in the petroleum industry. Prior positions with Nexen as General Manager Business Development and Occidental Petroleum as Technical Advisor.

Notes:

(1)	Members of the Company's Audit Committee.
(2)	Members of the Company's Compensation Committee.
(3)	Members of the Company's Governance and Nominating Committee.
(4)	Members of the Company's Reserves Committee.

(5)

Mr. Halpin also holds incentive stock options to purchase 134,000 Common Shares consisting of: options to purchase 80,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009 and to purchase 54,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010.

(6)

Mr. Clarkson also holds incentive stock options to purchase 186,000 Common Shares consisting of: options to purchase 120,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009 and to purchase 66,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010.

(7)

Mr. Herrick also holds incentive stock options to purchase 166,000 Common Shares consisting of: options to purchase 100,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009 and to purchase 66,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010.

(8)

Mr. Noyes also holds incentive stock options to purchase 114,000 Common Shares consisting of: options to purchase 60,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009 and to purchase 54,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010.

(9)

Mr. Chase also holds incentive stock options to purchase 114,000 Common Shares consisting of: options to purchase 60,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009 and to purchase 54,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010.

(10)

Mr. Dyment holds incentive stock options to purchase 144,000 Common Shares consisting of: options to purchase 90,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009 and to purchase 54,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010.

(11)

Mr. Ferguson also holds incentive stock options to purchase 156,000 Common Shares consisting of: options to purchase 90,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009 and to purchase 66,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010.

(12)

Mr. Bell also holds incentive stock options to purchase 246,000 Common Shares consisting of: options to purchase 150,000 Common Shares at Cdn$3.40 per share expiring January 12, 2009, to purchase 30,000 Common Shares at Cdn$7.74 per share expiring March 17, 2010 and to purchase 66,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director is as at the date hereof, or has been, within 10 years of the date hereof, a director or executive officer of any company, including the Corporation, that while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or within a year of that person ceasing to act in that capacity,

(c)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

In addition, no director has had any penalties or sanctions imposed against him or entered into any settlement agreement in respect of any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, including a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body.

Conflicts of Interest

Directors and officers of the Company may, from time to time, be involved with the business and operations of other oil and gas issuers, in which case a conflict may arise. See "Risk Factors".

HUMAN RESOURCES

The Company currently employs 24 full-time employees and 15 part-time consultants. The Company intends to add additional professional and administrative staff as the needs arise.

INTEREST OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or related to, the Company's most recently completed financial year other than DeGolyer and MacNaughton Canada Limited, the Company's independent engineering evaluator. As at the date hereof, to the knowledge of management of the Company, none of the aforementioned persons or companies, or principals thereof, had any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of our associates or affiliates either at the time they prepared the statement, report or valuation prepared by it, at any time thereafter or to be received by them.

In addition, Deloitte & Touche LLP, Chartered Accountants, are the Company's auditors and as such have prepared an opinion with respect to the Company's consolidated financial statements as at and for the fiscal year ended December 31, 2006. Deloitte & Touche LLP is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no outstanding legal proceedings material to the Company to which the Company is a party or in respect of which any of its respective properties are subject, nor are there any such proceedings known to be contemplated. In addition there were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the 2006 financial year, no other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, and no settlement agreements entered into by the Company with a court relating to securities legislation or with a securities regulatory authority during the 2006 financial year.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of any directors or executive officers of the Company, any shareholder who beneficially owns more than 10% of the outstanding Common Shares or who exercises control or direction over more than 10% of the outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario is the transfer agent and registrar of the Common Shares of the Company.

MATERIAL CONTRACTS

Other than discussed herein, there are no material contracts, other than the contracts entered into in the ordinary course of business, that are material to the Company that were entered into within the most recently completed financial year, or before the most recently completed financial year but are still in effect.

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

The audit committee of the Company (the "Audit Committee") is comprised of Messrs. Robert Halpin, Geoffrey Chase and Fred Dyment. The following chart sets out the assessment of each Audit Committee member's independence, financial literacy and relevant educational background and experience supporting such financial literacy.

Financially
Name and Place of Residence	Independent	Literate	Relevant Education and Experience

Fred J. Dyment Alberta, Canada	Yes	Yes	Mr. Dyment received a Chartered Accountant designation from the Province of Ontario in 1972 and is a member of the Alberta Institute of Chartered Accountants. He has over 30 years of financial, business, executive, international management experience at several mid-size public corporations where he served as President, CEO, CFO and director. Currently, Mr. Dyment sits as a director on several other public companies.

Geoffrey C. Chase Alberta, Canada	Yes	Yes	Mr. Chase received a B.Sc. in Applied Science from Queen's University, Ontario and is a P.Eng. in the Province of Alberta. He has over 35 years of business, executive and international management experience with a major and later a mid-size public petroleum corporation. His activities have involved various aspects of financial planning, budgeting and operations.

Robert A. Halpin Alberta, Canada	Yes	Yes	Mr. Halpin received a B.Sc. from Queen's University, Ontario in 1957 and is a P.Eng. in the Province of Alberta. He has over 45 years of business, executive, international management and director experience at several major and independent international corporations where he has been involved in various aspects of financial planning, budgeting and operations.

Pre-Approval of Policies and Procedures

All non-audit services with our auditors, Deloitte & Touche LLP, require pre-approval by the audit committee.

Audit Committee Charter

The full text of the Company's audit committee charter is included in Appendix C to this Annual Information Form.

Audit Service Fees

The following table sets forth the audit service fees paid by us to Deloitte & Touche LLP for the periods indicated:

	Fiscal Year
	Ended	Aggregate
Type of Fees	December 31	Fees Billed	Nature of Services Performed

Audit Fees	2006	Cdn$177,844	2006 corporate year-end and SOX testing
	2005	Cdn$74,360	2005 corporate year-end audit and SOX audit planning

Audit – Related Fees	2006	Cdn$30,330	2006 quarterly reviews
	2005	Cdn$29,537	2005 Quarterly reviews and review of SEC letter

	Fiscal Year
	Ended	Aggregate
Type of Fees	December 31	Fees Billed	Nature of Services Performed

Tax Fees	2006	Cdn$5,937	2005 corporate tax returns and tax compliance
	2005	Cdn$5,622	2004 corporate tax returns and tax compliance

All other fees	2006	Cdn$38,877	Annual subscription to Petroview, a software program for oil and gas reconnaissance
	2005	Cdn$ -	-

RISK FACTORS

General Conditions Relating to Oil and Gas Exploration and Production Operations

The Company's operations are subject to all the risks normally incident to the exploration for and production of oil and natural gas including geological risks, operating risks, political risks, development risks, marketing risks, and logistical risks of operating in Canada, Yemen and Egypt.

Industry Risks

The Company is subject to normal industry risks due to the relatively small size of the Company, its level of cash flow, and the nature of the Company's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas. Exploration for oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered by the Company.

The Company's operations are subject to the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, premature decline of reservoirs, invasion of water into producing formations, blow-outs, cratering, fires and oil spills, all of which could result in personal injuries, loss of life and damage to the property of the Company and others. Although the Company maintains insurance, in amounts and coverages which it considers adequate, in accordance with customary industry practice, the Company is not fully insured against all of these risks, nor are all such risks insurable, and, as a result, liability of the Company arising from these risks could have a material adverse effect upon its financial condition.

The operations and earnings of the Company may be affected from time to time in varying degrees by political developments and laws and regulations, such as forced divestiture of assets, restrictions on production, imports and exports; price controls, tax increases and retroactive tax claims, expropriations of property; and cancellation of contract rights. Both the likelihood of such occurrences and their overall effect upon the Company can vary greatly and are not predictable.

The marketability and price of oil and natural gas which may be acquired or discovered by the Company may be affected by numerous factors beyond the control of the Company. The Company may be affected by the differential between the price paid by refiners for light, quality oil and various grades of oil produced by the Company. The Company is subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties related to the proximity of its reserves to pipeline and processing facilities and extensive government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. The Company's operations will be further affected by the remoteness of, and restrictions on access to, certain properties as well as climatic conditions. The Company is also subject to compliance with federal, state and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company is not aware of present material liability related to environmental matters. However, it may, in the future, be subject to liability for environmental offences of which it is presently unaware. Additionally, the potential impact on the Company's operations and business of the Kyoto Protocol which has now been ratified by Canada, with respect to instituting reductions of greenhouse gases is difficult to quantify at this time as specific measures for meeting Canada's commitments have not been developed.

Exploration and Development

The Company's participation in Block 32, Block 72 and Block S-1 in Yemen and the Nuqra Block 1 in Egypt represent major undertakings. The exploration programs in Yemen and Egypt are high-risk ventures with uncertain prospects for ongoing success.

The operations and earnings of the Company and its subsidiaries are also affected by local, regional and global events or conditions that affect supply and demand for oil and natural gas. These events or conditions are generally not predictable and include, among other things, the development of new supply sources; supply disruptions; weather; international political events; technological advances; and the competitiveness of alternative energy sources or product substitutes.

Competition

The Company encounters strong competition from other independent operators and from major oil companies in acquiring properties suitable for development, in contracting for drilling equipment, production equipment and in securing trained personnel. Many of these competitors have financial resources and staffs substantially larger than those available to the Company. The availability of a ready market for oil and gas discovered by the Company depends on numerous factors beyond its control, including the extent of production and imports of oil and gas, the demand for its products, the proximity and capacity of natural gas pipelines and the effect of provincial, state or federal regulations.

Title to Properties

The Company's interests in the Canadian producing properties and non-producing properties are in the form of direct or indirect interests in leases. Such properties are subject to customary royalty interests generally contracted for in connection with the acquisition of properties, liens incident to operating agreements, liens for current taxes and other burdens and mineral encumbrances and restrictions. The Company believes that none of these burdens materially interferes with the use of such properties in the operation of the Company's business.

Interests in Properties

The Company participates, in Canada, Egypt and Yemen, with industry partners with access to greater resources from which to meet their joint venture capital commitments. Should the Company be unable to meet its commitments, the joint venture partners may assume some or all of the Company's deficiency and thereby assume a pro-rata portion of the Company's interest in production from the joint venture lands. The Company is not a majority interest owner in all of its properties and does not have sole control over the future course of development in those properties.

Government Regulation

In the areas where the Company conducts activities there are statutory laws and regulations governing the activities of oil and gas companies. These laws and regulations allow administrative agencies to govern the activities of oil companies in the development, production and sale of both oil and gas. Changes in these laws and regulations may substantially increase or decrease the costs of conducting any exploration or development project. The Company believes that its operations comply with all applicable legislation and regulations and that the existence of such regulations have no more restrictive effect on the Company's method of operations than on similar companies in the industry.

Political Risks Relating to Yemen and Egypt

Beyond the risks inherent in the oil and gas industry, the Company is subject to additional risks resulting from doing business in Yemen and Egypt. While the Company has attempted to reduce many of these risks through agreements with the Governments of Yemen, Egypt and others, no assurance can be given that such risks have been mitigated.

These risks can involve matters arising out of the evolving laws and policies of Yemen or Egypt, the imposition of special taxes or similar charges, oil export or pipeline restrictions, foreign exchange fluctuations and currency controls, the unenforceability of contractual rights or the taking of property without fair compensation, restrictions on the use of expatriates in the operations and other matters.

There can be no assurance that the agreements entered into with the Government of Yemen and the Government of Egypt and others are enforceable or binding in accordance with TransGlobe's understanding of their terms or that if breached, the Company would be able to find a remedy. The Company bears the risk that a change of government could occur and a new government may void the agreements, laws and regulations that the Company is relying on. Operations in Yemen and Egypt are subject to risks due to the harsh climate, difficult topography and the potential for social, political, economic, legal and financial instability.

Reliance Upon Officers

The Company is largely dependent upon the personal efforts and abilities of its corporate officers. The loss or unavailability to the Company of these individuals may have a material adverse effect upon the Company's business, especially in Yemen and Egypt.

Multi-jurisdictional Legal Risks

The Company is incorporated under the laws of the Province of Alberta, Canada, and all of the Company's directors and all of its officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors or officers, who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under the Securities Exchange Act of 1934, as amended (United States). Furthermore, it may be difficult for investors to enforce judgements of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a Canadian court against the Company or any of the Company's non-U.S. resident executive officers or directors. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Reserve Information

The reserve and recovery information contained in the DeGolyer Report are only estimates and the actual production and ultimate reserves from the Company's properties may be greater or less than the estimates prepared in such report. The DeGolyer Report has been prepared using certain commodity price assumptions which are described in the notes to the reserve tables. If lower prices for crude oil, natural gas liquids and natural gas are realized by the Company and substituted for the price assumptions utilized in the report, the present value of estimated future net cash flows for the Company's reserves would be reduced and the reduction could be significant, particularly based on the constant price case assumptions. Exploration for oil and natural gas involves many risks, which even a combination of experience and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered by the Company.

Additional Financing Requirements

The future development of the Company's oil and natural gas properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms.

Canadian Tax Considerations

As the Company is engaged in the oil and natural gas business its operations are subject to certain unique provisions of the Income Tax Act (Canada) and applicable provincial income tax legislation relating to characterization of costs incurred in their businesses which effects whether such costs are deductible and, if deductible, the rate at which they may be deducted for the purposes of calculating taxable income. The Company has reviewed its historical income tax returns with respect to the characterization of the costs incurred in the oil and natural gas business as well as other matters generally applicable to all corporations including the ability to offset future income against prior year losses.

The Company has filed or will file all required income tax returns and believes that it is full compliance with the provisions of the Income Tax Act (Canada) and applicable provincial income tax legislation, but such returns are subject to reassessment. In the event of a successful reassessment of the Company it may be subject to a higher than expected past or future income tax liability as well as potentially interest and penalties and such amount could be material.

Kyoto Protocol

In December 2002, the Government of Canada ratified and signed the Kyoto Protocol (see "Industry Conditions –Environmental Regulation"). As a result of the ratification of the Kyoto Protocol and the adoption of legislation or other regulatory initiatives designed to implement its objectives by the federal or provincial governments, reductions in greenhouse gases from crude oil and natural gas producers may be required which could result in, among other things, increased operating and capital expenditures for producers (including the Company) which may make certain production of crude oil and natural gas by those producers uneconomic, resulting in reductions in such production. Until such legislation or other regulatory initiatives are finalized, the impact of the Kyoto Protocol and any such legislation adopted as a result of its ratification remains uncertain. The direct or indirect costs of such legislation or regulatory initiatives may adversely affect the business of the Company.

Exchange Rate Risks

The Canadian to U.S. dollar exchange rate has strengthened and may fluctuate over time. As product prices are generally U.S. dollar based, the Company's exposure to currency exchange rate risks are primarily limited to Canadian capital expenditures, Canadian operating costs and the majority of the Company's general and administrative expenses which are paid for in Canadian dollars.

Dividends

The Company does not anticipate paying any dividends on its outstanding shares in the foreseeable future.

Conflicts of Interest

The directors of the Company may be engaged and may continue to be engaged in the search for oil and gas interests on their own behalf and on behalf of other companies, and situations may arise where the directors may be in direct competition with the Company. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the corporation's governing corporate law statute which require a director of a corporation who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with the Company, disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under such legislation.

Reliance on Key Personnel

Holders of Common Shares of the Company must rely upon the experience and expertise of the management of the Company. The continued success of the Company is largely dependant on the performance of its key employees. Failure to retain or to attract and retain additional key employees with necessary skills could have a materially adverse impact upon the Company's growth and profitability.

Dilutive Effect of Financings and Acquisitions

TransGlobe may make future acquisitions or enter into financing or other transactions involving the issuance of securities of TransGlobe which may be dilutive.

INDUSTRY CONDITIONS

Government Regulation Generally

The oil and gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by the various levels of government in Canada, Yemen and Egypt and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, Yemen and Egypt, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the Company's operations in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and the Company is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing – Oil and Natural Gas

In Canada, the producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Oil prices are primarily based on worldwide supply and demand. The specific price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products, the supply/demand balance and other contractual terms. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

In Yemen, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Yemen is not currently a member of OPEC.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 m3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The Company's principal oil and gas operations in Canada are located in the Province of Alberta. The government of Alberta also regulates the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

Pipeline Capacity

In Canada, although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and to market natural gas production. In addition, the pro-rationing of capacity on the inter-provincial pipeline systems also continues to affect the ability to export oil and natural gas.

In Yemen, export oil pipelines are owned by the government of Yemen through cost recovery. Access to the export pipelines is negotiated with the government. Sufficient export capacity currently exists, however, industry and market conditions may affect export capacity in the future.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price subject to an exception with respect to certain measures which only restrict the volume of exports, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements, provided, in the case of export-price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import-price requirements, such requirements do not apply with respect to enforcement of countervailing and anti-dumping orders and undertakings.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

Canada

In addition to federal regulation in Canada, each province has legislation and regulations that govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are from time to time carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests or net carried interests.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry. Royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would increase the net income and funds from operations of such producers. However, the trend in recent years has been for provincial governments to allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

The Canadian federal corporate income tax rate levied on taxable income is 22.1% effective January 1, 2007 for active business income including resource income. With the elimination of the corporate surtax effective January 1, 2008 and other rate reductions introduced in the 2006 Federal Budget, the federal corporate income tax rate will decrease to 19% in three steps: 20.5% on January 1, 2008, 20% on January 1, 2009 and 19% on January 1, 2010.

Alberta

In Alberta, companies are granted the right to explore, produce and develop petroleum and natural gas resources in exchange for royalties, bonus bid payments and rents. Currently, the amount of royalties that are payable is influenced by the oil production, density of the oil, and the vintage of the oil. Originally, the vintage classified oil in "new oil" and

"old oil" depending on when the oil pools were discovered. If discovered prior to March 31, 1974 it is considered "old oil", if discovered after March 31, 1974 and before September 1, 1992, it is considered "new oil". The Alberta government introduced in 1992 a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 1, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

The royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Oil sands projects are subject to a specific regulation made effective July 1, 1997, and expiring June 30, 2007, which, among other things, determines the Crown's share of crude and processed oil sands products.

Regulations made pursuant to the Mines and Minerals Act (Alberta) provided various incentives for exploring and developing oil reserves in Alberta. However, the Alberta Government announced in August of 2006 that four royalty programs were to be amended, a new program was to be introduced and the Alberta Royalty Tax Credit Program ("ARTC") was to be eliminated, effective January 1, 2007. The programs affected by this announcement are: (i) Deep Gas Royalty Holiday; (ii) Low Productivity Well Royalty Reduction; (iii) Reactivated Well Royalty Exemption; and (iv) Horizontal Re-Entry Royalty Reduction. The program being introduced is the Innovative Energy Technologies Program (the "IETP"), which is intended to promote the producers' investment in research, technology and innovation for the purposes of improving environmental performance while creating commercial value. The IETP provides royalty reductions which are presumed to reduce financial risk. Alberta Energy will be the one to decide which projects qualify and the level of support that will be provided. The deadline for the IETP's third round of applications is May 31, 2007.

On February 16, 2007, the Alberta Government announced that a review of the province's royalty and tax regime (including income tax and freehold mineral rights tax) pertaining to oil, gas and oil sands will be conducted by a panel of experts, with the assistance of individual Albertans and key stakeholders. The purpose of this process is to ensure that Albertans are receiving a fair share from energy development through royalties, taxes and fees. The issues to be reviewed during this examination process are: (i) undertaking a comparison of Alberta's royalty system to other oil and gas producing jurisdictions, taking into account investment economics and industry returns and risks in Alberta; (ii) whether Alberta's royalty system is sufficiently sensitive to market conditions; (iii) whether the current revenue minus cost system for oil sands royalties is optimal; (iv) which programs built into the existing royalty system should be retained or strengthened, and which should be adapted or eliminated; (v) how the tax treatment of the oil and gas sector compares to other sectors and jurisdictions; (vi) the economic and fiscal impacts of any possible changes to the royalty and corporate tax structures; and (vii) how existing resource development should be treated if changes are to be made to the fiscal regime. The review panel is to produce a final report that will be presented to the Minister of Finance by August, 31, 2007.

Yemen

In Yemen, the respective Production Sharing Agreements determine the production sharing splits for the oil produced within the respective areas. The Company's share of royalties and taxes are paid out of the government's share of production sharing oil.

Land Tenure

Crude oil and natural gas located in the western Canadian provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Environmental Protection and Enhancement Act (Alberta) (the "APEA"), which came into force on September 1, 1993 and the Oil and Gas Conservation Act (Alberta) (the "OGCA"). The APEA and OGCA impose stricter environmental standards, require more stringent compliance, reporting and monitoring obligations and significantly increase penalties. The Company is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the APEA and similar legislation in other jurisdictions in which it operates. The Company believes that it is in material compliance with applicable environmental laws and regulations. The Company also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

In December, 2002, the Government of Canada ratified the Kyoto Protocol ("Protocol"). The Protocol calls for Canada to reduce its greenhouse gas emissions to 6% below 1990 "business-as-usual" levels between 2008 and 2012. Given revised estimates of Canada's normal emissions levels, this target translates into an approximately 40% gross reduction in Canada's current emissions. It remains uncertain whether the Kyoto target of 6% below 1990 emission levels will be enforced in Canada. The Federal Government has introduced legislation aimed at reducing greenhouse gas emissions using a "intensity based" approach, the specifics of which have yet to be determined. Bill C-288, which is intended to ensure that Canada meets its global climate change obligations under the Kyoto Protocol, was passed by the House of Commons on February 14, 2007. As details of the implementation of this legislation have not yet been announced, the effect of our operations cannot be determined at this time.

The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation may require reductions of emissions or emissions intensity produced by our operations and facilities.

Provincial legislation currently requires energy industries to follow a mandatory emissions reporting scheme, in advance of further regulations targeting emissions output and improving energy efficiency standards of our operations. The direct or indirect costs of these enactments and proposals may adversely affect our business.

Trends

Certain trends that have been developing in the oil and gas industry during the past several years appear to be shaping the near future of the business.

One of the trends is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. A tight supply-demand balance for natural gas causes significant elasticity in pricing, whereas higher than average storage levels tend to depress natural gas pricing. Drilling activity, weather, fuel switching and demand for electrical generation are all factors that affect the supply-demand balance. Changes to any of these or other factors create price volatility.

Crude oil is influenced by the world economy and OPEC's ability to adjust supply to world demand. Recently crude oil prices have been kept high by political events causing disruptions in the supply of oil, and concern over potential supply disruptions triggered by unrest in the Middle East. Political events trigger large fluctuations in price levels.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities, if applicable, is contained in the Company's Information Circular for the most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided for in our financial statements and the management's discussion and analysis for the year ended December 31, 2006. These documents, along with other documents affecting the rights of securityholders and other information relating to the Company, may be found on SEDAR at www.sedar.com

.

SCHEDULE "A"

REPORT ON RESERVES DATA

To the board of directors of TransGlobe Energy Corporation (the "Company"):

1.	We have evaluated the Company's reserves data as at December 31, 2006. The reserves data consist of the following:

	(a)	(i)	proved, proved plus probable and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

		(ii)	the related estimated future net revenue; and

	(b)	(i)	proved, proved plus probable and proved plus probable oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

		(ii)	the related estimated future net revenue.

2.	The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2006, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors.

		Location of		Net Present Value of Future Net Revenue
		Reserves		(before income taxes, 10% discount rate)
(County or
Independent Qualified	Description and	Foreign
Reserves Evaluator or	Preparation Date of	Geographic
Auditor	Evaluation Report	Area)	Audited	Evaluated	Reviewed	Total
			U.S. M$	U.S. M$	U.S. M$	U.S. M$

DeGolyer and	Appraisal Report as of	Canada	-	69,481		69,481
MacNaughton Canada	December 31, 2006 on	Yemen	-	78,514		78,514
Limited	Certain Properties owned
	by TransGlobe Energy	Total	-	147,995		147,995
Corporation dated
February 16, 2007

5.

In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

A-2

7.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material

Executed as to our report referred to above:

DeGolyer and MacNaughton Canada Limited, Calgary, Alberta, dated February 16, 2007.

DEGOLYER and MACNAUGHTON CANADA
LIMITED(signed) "Colin P. Outtrim"
Colin P. Outtrim, P. Eng.

SCHEDULE "B"

REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

Management of TransGlobe Energy Corporation (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)	(i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

	(ii)	the related estimated future net revenue; and

(b)	(i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

	(ii)	the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated the Company's reserves data. The report of the independent qualified reserves evaluator is summarized in this Annual Information Form.

The Reserves Committee of the board of directors of the Company has

(a)	reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b)

met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of each such independent qualified reserves evaluator to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved

(a)	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b)	the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "Ross Clarkson"	(signed) "Geoffrey Chase"
Ross Clarkson	Geoffrey Chase
President, Chief Executive Officer and Director	Director and Chair of the Reserves Committee

(signed) "Lloyd Herrick"	(signed) "Robert Halpin"
Lloyd Herrick	Robert Halpin
Vice-President, Chief Operating Officer and Director	Director and Chairman of the Board

March 27, 2007

SCHEDULE "C"

CHARTER OF AUDIT COMMITTEE

Our Audit Committee Charter outlines the specific roles and duties of the Committee’s members.

GENERAL FUNCTIONS, AUTHORITY, AND ROLE

The Audit Committee is a committee of the Board of Directors appointed to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) compliance by the Company with legal and regulatory requirements related to financial reporting, (3) qualifications, independence and performance of the Company's independent auditors, and (4) performance of the Company’s internal controls and financial reporting process.

The Audit Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Audit Committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the Company, its independent legal counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee. In its capacity as a committee of the Board of Directors, the Audit Committee has the power to determine the amount of Company funds that are appropriate for payment of (1) compensation to the Company’s independent auditor engaged for the purpose of preparing audit reports and performing other audit and non-audit services, (2) independent counsel and other advisers as it determines necessary to carry out its duties and (3) ordinary administrative expenses as it determines necessary to carry out its duties. The Audit Committee also has the power to create specific sub-committees with all of the investigative powers described above.

The Company's independent auditor is ultimately accountable to the Board of Directors and to the Audit Committee; and the Board of Directors and Audit Committee, as representatives of the Company's shareholders, have the ultimate authority and responsibility to retain and evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval and to determine appropriate compensation for the independent auditor. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee must maintain free and open communication between the Company's independent auditors, Board of Directors and Company management. The responsibilities of a member of the Audit Committee are in addition to such member's duties as a member of the Board of Directors.

While the Audit Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete, accurate, and in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor (other than disagreements regarding financial reporting), or to assure compliance with laws and regulations or the Company's own policies.

MEMBERSHIP

The membership of the Audit Committee will be as follows:

  The Committee will consist of a minimum of three members of the Board of Directors, appointed annually, each of whom is affirmatively confirmed by the Board of Directors as having satisfied the independence standards specified in all applicable rules of the Canadian provincial securities commissions, the U.S. Securities and Exchange Commission (the "SEC") and any securities exchange on which the Company’s shares are traded, with such affirmation disclosed in the Company’s Annual Information Circular.

  The Committee will also consist of all members that meet the definition of "Financially Literate" as defined in Multilateral Instrument 52-110 Part 1(1.5) and are able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement, as required by Section 121B(2)(a)(iii) of the AMEX Company Guide, which also requires one member to be financially sophisticated.

  The Board will elect, by a majority vote, one member as chairperson.

  A member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors, or any other Board committee, accept any consulting, advisory, or other compensatory fee from the Company, and may not be an affiliated person of the Company or any subsidiary thereof.

RESPONSIBILITIES

The responsibilities of the Audit Committee shall be as follows:

Frequency of Meetings

  Meet on at least a quarterly basis, either in person or telephonically.

  Meet with the independent auditor on at least a quarterly basis, either in person or telephonically.

Reporting Responsibilities

  Provide to the Board of Directors proper Committee minutes.

  Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

Charter Review

  Annually review and reassess the adequacy of this Charter and recommend any proposed changes to the Board of Directors for approval.

Advise of Counsel

  The Committee shall receive and review any reports from counsel to the Company concerning evidence of any material violation of law by the Company.

Whistleblower Mechanisms

  Adopt and review annually a mechanism through which employees and others can directly and anonymously contact the Audit Committee with concerns about accounting, internal accounting controls and auditing matters. The mechanism must include procedures for receiving, responding to, and keeping of records of, any such expressions of concern.

Independent Auditor

  Nominate annually the independent auditor to be proposed for shareholder approval.

  Approve the compensation of the independent auditor, and evaluate the performance of the independent auditor.

  Establish policies and procedures for the engagement of the independent auditor to provide non-audit services.

  Insure that the independent auditor is not engaged for any activities not allowed by any of the Canadian provincial securities commissions, the SEC or any securities exchange on which the Company’s shares are traded.

  Insure that the independent auditor is not engaged for any of the following nine types of non-audit services contemporaneous with the audit:

    Bookkeeping or other services related to accounting records or financial statements of the Company;

    Financial information systems design and implementation;

    Appraisal or valuation services, fairness opinions, or contributions-in-kind reports;

    Actuarial services; o Internal audit outsourcing services;

    Any management or human resources function;

    Broker, dealer, investment advisor, or investment banking services;

    Legal services; and

    Expert services related to the auditing service.

  Insure that the independent auditor is compliant with the SEC, any security exchange on which the Company’s shares are traded and the Institute of Chartered Accountants of Alberta (Rules of Professional Conduct) regarding Audit Partner Rotation requirements.

Hiring Practices

  Insure that no senior officer or employee who is, or in the past full year has been, affiliated with or employed by a present or former auditor of the Company or an affiliate, is hired by the Company until at least one full year after the end of either the affiliation or the auditing relationship.

Independence Test

  Take reasonable steps to confirm the independence of the independent auditor, which shall include:

    insuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

    considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

    as necessary, taking, or recommending that the Board of Directors take, appropriate action to oversee the independence of the independent auditor.

Audit Committee Meetings

  The Audit Committee may request the presence of the independent auditor at any Audit Committee meeting.

  At the request of the independent auditor, convene a meeting of the Audit Committee to consider matters the auditor believes should be brought to the attention of the directors or shareholders.

  Keep minutes of its meetings and report to the Board for approval of any actions taken or recommendations made.

Restrictions

  Insure no restrictions are placed by management on the scope of the auditors’ review and examination of the Company’s accounts.

  Insure that no Officer or Director attempts to fraudulently influence, coerce, manipulate or mislead any accountant engaged in auditing of the Company’s financial statements.

AUDIT AND REVIEW PROCESS AND RESULTS

Scope

  Consider, in consultation with the independent auditor, the audit scope and plan of the independent auditor.

Review Process and Results

  Consider and review with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, as the same may be modified or supplemented from time to time.

  Review and discuss with management and the independent auditor at the completion of the annual examination:

    the Company's audited financial statements and related notes;

    the Company’s MD&A and news releases related to financial results;

    the independent auditor's audit of the financial statements and its report thereon;

    any significant changes required in the independent auditor's audit plan;

    any non-GAAP related financial information;

    any serious difficulties or disputes with management encountered during the course of the audit; and

    other matters related to the conduct of the audit, which are to be communicated to the Audit Committee under generally accepted auditing standards.

  Review, discuss with management and the independent auditor and approve annual and interim quarterly financial statements (including related notes and MD&A) at the completion of any review engagement or other examination and prior to public disclosure. The designated financial expert of the Audit Committee may represent the entire Audit Committee for purposes of this review.

  Review and discuss with management and the independent auditor the adequacy of the Company's internal control over financial reporting that management and the Board of Directors have established and the effectiveness of those systems, including, but not limited to, review and discussion of (1) management’s report on its assessment of the effectiveness of internal control over financial reporting as of the end of each fiscal year and the independent auditor’s report on management’s assessment and the effectiveness of internal control over financial reporting, (2) inquiry of management and the independent auditor about significant financial risks, exposures, deficiencies or material weaknesses identified and the steps management has taken to minimize such risks, exposures, deficiencies and material weaknesses to the Company and (3) any changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting and are required to be disclosed, as well as any other changes in internal control over financial reporting that were considered for disclosure in the Company’s periodic filings with the SEC.

  Meet separately with the independent auditor, management and the CFO as necessary or appropriate to discuss any matters that the Audit Committee or any of these groups believe should be discussed privately with the Audit Committee.

  Review and discuss with management and the independent auditor the accounting policies which may be viewed as critical, including all alternative treatments for financial information within generally accepted accounting principles that have been discussed with management, and review and discuss any significant changes in the accounting policies of the Company and industry accounting and regulatory financial reporting proposals that may have a significant impact on the Company's financial reports.

  Review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures, if any, on the Company's financial statements.

  Review with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.

  Review with the Company's General Counsel legal matters that may have a material impact on the financial statements, the Company's financial compliance policies and any material reports or inquiries received from regulators or governmental agencies related to financial matters.

SECURITIES REGULATORY FILINGS

  Review, prior to filing with regulatory bodies, annual and periodic filings with the Canadian provincial securities commissions and the SEC and other published documents containing the Company's financial statements.

RISK ASSESSMENT

  Review the Company’s policies with respect to risk assessment and risk management including, without limitation, environmental risk, insurance coverage and the risk of fraud. The Committee also shall discuss the Company’s major risk exposures and the steps management has taken to monitor and control them.

AMENDMENTS TO AUDIT COMMITTEE CHARTER

  Annually review this Charter and propose amendments to be ratified by a simple majority of the Board of Directors.